John D Taylor

Geological Engineer

Technical Report on the Briggs Mine Project,
Inyo County, California, USA

Prepared for
Canyon Resources Corporation

John D. Taylor, P. Eng.

July 11, 2006
Edited October 27, 2007

208-769-4121
217 W Canfield Ave, PMB 166
Coeur d’Alene, Idaho 83815

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page ii

DISCLAIMER TO U.S. AND CANADIAN INVESTORS

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

This report was prepared for Canyon Resources (Canyon) in July 2006 using terminology acceptable to the SEC. At the request of Canyon, now a subsidiary of Atna Resources, Ltd., the report was edited to terminology compatible with Canadian standards under NI 43-101. The primary change was “Mineralized Material” to “Mineral Resource”. Some minor grammatical changes were also made but the data and figures were not changed.

Since this report was initially issued in July 2006 and revised in October 2007, Canyon has not completed any additional drilling directed at the open pit Mineral Resource estimated in this report. Additional drilling has been done targeting the Gold Tooth underground Mineral Resource and some of this drilling would intersect the Briggs open pit Mineral Resource. Also, subsequent work has been completed to define Mineral Reserves at Briggs that is not included in this report. Both the engineering work and underground work are discussed in other reports available from Canyon.

An additional difference to current NI 43-101 standards is that the Mineral Resource is reported at an estimated mining cutoff and at minable dimensions but all the Mineral Resource in the block model is reported. A small portion of the Mineral Resource will not be amenable to open pit mining because of excessive waste stripping. Canyon has and is pursuing studies to determine the magnitude of this material.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page iii

2.0 Table of Contents

3.0 SUMMARY

4.0 INTRODUCTION	1

5.0 RELIANCE ON OTHER EXPERTS	5

6.0 PROPERTY DESCRIPTION AND LOCATION	7
6.1 Location	8
6.2 Land Area	8
6.3 Mining Claim Description	8
6.4 Agreements and Encumbrances	8
6.5 Environmental Liabilities	12
6.5.1 Current Approvals and Reclamation Requirements	12
6.5.2 Current Reclamation Bond Amount	14
6.5.3 Actual Versus Bond Amount Reclamation Costs	15

7.0 ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY	16
7.1 Access	16
7.2 Climate	16
7.3 Local Resources and Infrastructure	16
7.4 Physiography	16

8.0 HISTORY	17
8.1 Property History	17
8.2 Exploration History	17
8.3 Resource and Reserve History	18
8.4 Production History	18

9.0 GEOLOGIC SETTING	20
9.1 Regional Geology	20
9.2 Local Geology	20
9.2.1 Stratigraphy	20
9.2.2 Structure	25

10.0 DEPOSIT TYPE	27

11.0 MINERALIZATION	28

12.0 EXPLORATION	29

13.0 DRILLING	29

13.1 Summary	29
13.2 Reverse Circulation Drilling and Logging	29
13.3 Core Drilling and Logging	29
13.4 Twin Hole Comparison	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page iv

14.0 SAMPLING METHOD AND APPROACH	29
14.1 Summary	29
14.2 Reverse Circulation Sampling	29
14.3 Core Sampling	29
14.4 Bulk Samples	29
14.5 Drill Data	29
14.6 Blasthole Drilling	29

15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY	29
15.1 Summary	29
15.2 Sample Security	29
15.3 Drill Sample Preparation and Analysis	29
15.3.1 ALS Chemex Quality Assurance Program	29
15.3.2 Analytical Quality Control-Blanks, Reference materials and Duplicates	29

16.0 DATA VERIFICATION AND QA/QC PROGRAMS	29

17.0 ADJACENT PROPERTIES	29

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING	29

19.0 MINERAL RESOURCE ESTIMATE	29
19.1 Definitions	29
19.2 Drillhole Database	29
19.3 Sample Assay Statistics	29
19.3.1 Analysis of All Gold Samples	29
19.3.2 Analysis of Au Samples by Drill Type	29
19.3.3 Analysis of Mined vs Unmined Samples	29
19.3.4 Analysis by Rock Type	29
19.4 Geologic (Rock) Modeling	29
19.5 Density	29
19.6 Composite Statistics	29
19.7 Composite Statistics of Mineralized Zone	29
19.8 Outliers and De-clustering	29
19.9 Blasthole Data	29
19.10 Topographic and Interface Models	29
19.11 Variogram Analysis	29
19.12 Grade Modeling Methodology	29
19.12.1 Resource Modeling Strategy	29
19.12.2 Geologic Modeling	29
19.12.3 Modeling Parameters	29
19.13 Mineral Resource Summary	29
19.14 Model validation	29
19.14.1 Model Comparison to Previous Mining	29
19.14.2 Model comparison to Composites	29
19.14.3 Comparison of Kriging to IDP2 Method	29
19.14.4 Comparison of Kriging Model to Nearest Neighbor Model	29
19.15 Geological Design Parameters	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page v

20.0 OTHER RELEVANT DATA AND INFORMATION	29
20.1 Mining	29
20.2 Ore Control	29
20.3 Processing	29
20.4 Reclamation	29

21.0 INTERPRETATION AND CONCLUSIONS	29

22.0 RECOMMENDATIONS	29

23.0 REFERENCES	29

24.0 DATE AND SIGNATURE PAGE	29

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	29

26.0 APPENDIX A – LIST OF CLAIMS	29

27.0 APPENDIX B – ILLUSTRATIONS (PLANS AND CROSS SECTIONS)	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page vi

List of Tables

Table 3-1: Summary of Briggs Mine Production	1
Table 3-2: Briggs reconciliation data – From December monthly engineering reports	3
Table 3-3: Estimate of Remaining Mineral Resource in the Briggs Mine	4
Table 4-1: Units of measure and Conversion Factors	6
Table 6-1: Permits and approvals associated with Briggs Mine	12
Table 6-2: Permits and approvals for Cecil-R and Jackson exploration areas	14
Table 6-3: Reclamation expenditure summary	15
Table 8-1: Exploration history of the Briggs Mine	17
Table 8-2: Canyon production history at the Briggs Mine	18
Table 9-1: Stratigraphic section on Briggs property	25
Table 12-1: Exploration programs at the Briggs Project (modified from WSE, 1994)	29
Table 12-2: Twinned drillhole comparison (0.01 opt cutoff grade)	29
Table 14-1: WSE Statistical Comparison of Drillhole Types (0.010 opt Cut-off Grade)	29
Table 14-2: WSE Statistical comparison of lithology groups (0.010 opt Cut-off Grade)	29
Table 17-1: Statistics of sample Au values at Cecil-R prospect	29
Table 17-2: Statistics of sample Au values at Jackson prospect	29
Table 18-1: Predicted recovery for pit and ore type	29
Table 19-1: Drillholes used for June 2006 Mineral Resource model	29
Table 19-2: Sample assay statistics – Briggs area – All samples	29
Table 19-3: Comparison of RC samples vs core samples	29
Table 19-4: Comparison of all samples vs unmined samples	29
Table 19-5: Statistics of samples by rock type	29
Table 19-6: Statistics of 20-foot bench composites by rock types	29
Table 19-7: Model rock codes and densities	29
Table 19-8: Composite assay statistics – Briggs area – all composites	29
Table 19-9: Statistics of 20-foot composites within mineralized envelopes	29
Table 19-10: Statistics of 20-foot mineralized composites within remaining rock	29
Table 19-11: Statistics of blasthole data	29
Table 19-12: Summary of variogram parameters	29
Table 19-13: Summary of modeling parameters	29
Table 19-14: Mineral Resource summary for Briggs Mine	29
Table 19-15: Briggs Mineral Resource by Area – May 2006 Model	29
Table 19-16: Estimate of Mineral Resource by grade ranges	29
Table 19-17: Comparison of May 2006 Model with Open Pit Production	29
Table 19-18: Comparison of Kriging model to IDP2 model	29
Table 19-19: Comparison of Kriging model to IDP2 model	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page vii

List of Figures

Figure 6-1: Location map of the Briggs Mine	9
Figure 6-2: Briggs Claim Map	10
Figure 6-3: Site Map	11
Figure 9-1: Regional geology map and stratigraphic column	21
Figure 9-2: Property geology map	22
Figure 9-3: Cross section – 7900 north	23
Figure 9-4: Cross section – 11,300 north	24
Figure 14-1: Grade Distribution 2005-06 RC Drillholes	29
Figure 15-1: Crushing specification curve	29
Figure 15-2: Typical sample preparation control chart	29
Figure 15-3: Quality control inserts specifications	29
Figure 15-4: QAQC precision specifications	29
Figure 15-5: QAQC evaluation of trends	29
Figure 15-6: QAQC external proficiency tests	29
Figure 15-7: QAQC precision specification and definitions	29
Figure 16-1: Gold assay results from “Blank” submitted with drill samples.	29
Figure 16-2: Gold assay results from Standard SG-14 submitted with drill samples.	29
Figure 16-3: Gold assay results from Standard Sk-21 submitted with drill samples.	29
Figure 16-4: ALS assays compared to Briggs onsite for duplicate drill samples.	29
Figure 16-5: ALS assays vs. Briggs duplicate drill samples at 0.01 oz Au/t cutoff	29
Figure 16-6: Relative percent error- ALS Chemex vs Briggs duplicates, >0.01opt	29
Figure 17-1: Plot of statistics for Cecil-R, Jackson and Briggs	29
Figure 19-1: Log histogram of samples values	29
Figure 19-2: Graph of all samples vs samples in unmined rock	29
Figure 19-3: Plot of sample means (logs) by rock type	29
Figure 19-4: Plot of 20-foot bench composite means by rock type	29
Figure 19-5: Mineralized polygons on 1600 level with current topography	29
Figure 19-6: Plot of all mineralized composites vs remaining composites	29
Figure 19-7: Lognormal histogram plot of composites in mineral envelopes	29
Figure 19-8: Log Probability Plot of all mineralized composites	29
Figure 19-9: Plot of blastholes vs all 20-foot bench composites	29
Figure 19-10: Variograms for Gold Tooth Zone	29
Figure 19-11: Variograms for the Main/BSU zone	29
Figure 19-12: Variograms for the NBR zone	29
Figure 19-13: Grade tonnage curve of Mineral Resource compared to composites	29
Figure 19-14: Grade tonnage curve for Kriging vs IDP2 models	29
Figure 27-1: Mineralized polygons on 1800 level	29
Figure 27-2: Mineralized polygons on 1700 level	29
Figure 27-3: Mineralized polygons on 1600 level	29
Figure 27-4: Mineralized polygons on 1500 level	29
Figure 27-5: Mineralized polygons on 1400 level	29
Figure 27-6: Mineralized polygons on 1300 level	29
Figure 27-7: Mineralized polygons on 1200 level	29
Figure 27-8: East-west section at 12,900N – looking north	29
Figure 27-9: Mineralized polygons on east-west section at 12,500N – looking north	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page viii

Figure 27-10: Mineralized polygons on east-west section at 12,000N – looking north	29
Figure 27-11: Mineralized polygons on east-west section at 11,400N – looking north	29
Figure 27-12: Mineralized polygons on east-west section at 11,000N – looking north	29
Figure 27-13: Mineralized polygons on east-west section at 10,500N – looking north	29
Figure 27-14: Mineralized polygons on east-west section at 10,000N – looking north	29
Figure 27-15: Mineralized polygons on east-west section at 9,500N – looking north	29
Figure 27-16: Mineralized polygons on east-west section at 9,000N – looking north	29
Figure 27-17: Mineralized polygons on east-west section at 8,500N – looking north	29
Figure 27-18: Mineralized polygons on east-west section at 8,000N – looking north	29
Figure 27-19: Mineralized polygons on east-west section at 7,500N – looking north	29
Figure 27-20: Mineralized polygons on east-west section at 7,000N – looking north	29
Figure 27-21: Mineralized polygons on east-west section at 6,500N – looking north	29
Figure 27-22: Mineralized polygons on east-west section at 6,000N – looking north	29

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 1

3.0 SUMMARY

John D Taylor, Consulting Geological Engineer, was retained by Canyon Resources Corporation (Canyon) to conduct an estimation of the remaining gold resource at the CR Briggs (Briggs) Mine in Inyo County, California and prepare a NI 43-101 compliant technical report for the property. The Briggs Mine operated between January 1996 and April 2004. Canyon began commercial gold production at the Briggs Mine in October 1996 as a heap leach gold operation. The mine ceased active mine production in February 2004 but has continued to recover gold from the heaps during rinsing.

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site. The Briggs property consists of 198 unpatented and two patented mining lode claims, one patented and 18 unpatented mill site claims that together cover a total area of approximately 4,480 acres. The U.S. Bureau of Land Management (BLM) administers the claims, which are on federally owned and BLM administered lands. All of the claims are located in Inyo County in southeastern California.

Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740 thousand ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste has been mined, indicating an overall stripping ratio of 2.186:1 over the life of the mine.

The processing of this material by heap leaching has continued until 2006; however, current gold production is active only as part of the heap reclamation process. Nearly 554 thousand ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $306 per ounce recovered. Table 3-1 summarizes the past production of the operation. The annual amount of material placed on the heap leach pads has varied between 575,913 tons in 2004 to 5,183,100 tons in 1999.

Table 3-1: Summary of Briggs Mine Production

Parameter	Tons	Oz Au/t	Au-Ozs
Open Pit	23,476,572	0.0306	717,525
Underground	111,400	0.1883	20,980
Total Mine Production	23,587,972	0.0313	738,505
Waste	51,600,000
Strip Ratio	2.188

As of June 2006, reclamation of the waste dumps including reseeding has been completed with exceptional success because of rains in the spring of 2005. The clay borrow area reclamation is 90% complete with only the access road removal remaining. In addition, the top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete reclamation is estimated at $2,997,600.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 2

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. Rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events underlie the western flank of the Panamint Range. The rocks have been deformed by at least two folding episodes and were intruded during the mid-Mesozoic time by granitic to dioritic intrusions. Shearing and hydrothermal activity focused in low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks are the hosts for most of the gold resource at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present. The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. The intrusive rocks are separated from the Precambrian gneiss by two major faults. Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar/amphibolite gneiss. The most obvious structure, the Gold Tooth fault, was a major conduit for ore-bearing fluids. The historically mined Briggs orebodies are disseminated replacement style deposits. The alteration-mineralization displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite) and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Gold Tooth and Briggs North underground.

The Briggs drill hole database consists of 758 drill holes, the majority of which were completed by reverse circulation methods (RC). A total of 18 holes are diamond drill holes generally completed as HQ core. Most of the drill holes have not been down-hole surveyed. In addition to the Briggs drilling, respectively, 55 holes and 34 holes were completed on the Cecil-R and Jackson projects just to the north.

Sampling methods are well documented for 2005-2006 drill programs. The RC drilling was wet with a rotary splitter used to cut the samples. The historic RC sampling was collected mainly on 5-foot increments but it is not known if the drilling was done dry or wet or what types of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any records of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-“43-101” documentation. However, companies that used industry standard practices conducted the post-1988 programs that comprise the database and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 3

The Briggs Mine gold recovery process is conventional heap leach. Crushed or run-of-mine ore is placed on the leach pads and leach solution is re-circulated between the ore and the gold adsorption recovery columns. Gold is adsorbed onto the carbon and then desorbed from the carbon into a stripping solution. Electrowinning removes the gold from the stripping solution onto stainless steel mesh, forming sludge. The sludge is then smelted and refined into gold dore and sold. The Briggs Mine refinery typically produces a dore of 70% gold and 20% silver.

Canyon has tracked the reconciliation of the model and reported production. The model would have been dynamic as new drilling was added but represents the model in use at the time of comparison. The reconciliation data are shown in Table 3-2. The data shows that overall the reconciliation is excellent (dominated by the large Main Briggs pit) but that individual pit phases were highly variable. This result is typical of many gold deposits in that the global deposit can be well estimated from development drilling but the local estimates are much more difficult. The monthly reconciliation at Briggs was highly variable but the yearly reconciliations were excellent.

 Table 3-2: Briggs reconciliation data - From December monthly engineering reports

Pit	Mined	Model	Percent	Mined	Model	Percent	Mined Au	Model Au	Percent
Phase	Tons	Tons	Variance	Grade	Grade	Variance	Ounces	Ounces	Variance
Main Briggs	17,811,700	17,736,400	0.4%	0.0301	0.0299	0.7%	535,810	529,640	1.2%
NBR	1,382,400	1,256,600	9.1%	0.0508	0.0551	-8.3%	70,290	69,200	1.6%
Gold Tooth	2,136,100	2,409,900	-12.8%	0.0415	0.0394	4.9%	88,580	95,040	-7.3%
NBR Layback	635,630	575,910	9.4%	0.0500	0.0470	6.0%	31,801	27,078	14.9%
BSU	145,700	225,100	-54.5%	0.0393	0.0298	24.2%	5,720	6,700	-17.1%
TOTAL	22,111,530	22,203,910	-0.4%	0.0331	0.0328	1.0%	732,201	727,658	0.6%
*Obtained from monthly engineering reports

Table 3.3 shows the estimate of Mineral Resources for the Briggs Mine. This is an estimate of the total remaining in-situ mineralization in the Briggs Mine not including satellite projects such as Jackson and Cecil-R. Mineral Resources at the Measured and Indicated level of confidence are estimated as 19.214 million tons grading 0.022 oz Au/t (430,500 contained ounces gold). Additional Mineral Resources at the Inferred level of confidence are estimated at 4.366 millions tons grading 0.023 oz Au/t (98,600 contained ounces gold). The estimates do not represent mineralization that is economically feasible as no mining plan is yet developed.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 4

Table 3-3: Estimate of Remaining Mineral Resource in the Briggs Mine

	Cut-off	Volume	Density	Tonnage	Au Grade	Gold
Classification	(Oz Au/t)	(Cuft /1000)	(T / Cuft)	(Tons/1000)	(Oz Au/t)	(Ounces)
Measured	0.01	71,749	0.082	5,883	0.024	143,500
Indicated*	0.01	162,564	0.082	13,330	0.022	287,000
Measured + Indicated	0.01	234,313	0.082	19,214	0.022	430,500
Inferred	0.01	53,241	0.082	4,366	0.023	98,600
*Note: NBR underground mining is deducted from indicated

The initial recommendation is to complete a reserve evaluation as part of a preliminary feasibility study to re-open the Briggs Mine. Canyon is currently completing this phase of work. Assuming positive results of the reserve evaluation, the following work is recommended relative to improving the Mineral Resource estimate.

1)	Geologic information to include lithology, sulfide percentage and cyanide-soluble gold assays should be added to the database.

2)
The sulfide content and cyanide-soluble assays should be used to construct a metallurgical recovery model. The detailed information could enhance the pit design as average and conservative recoveries are currently used.

3)
Detailed digital maps should be constructed for the existing topography and as-mined surfaces at Briggs. The surfaces used in the current study are adequate for volumetric estimates but do not have the detailed toe and crest information need for detailed mine planning.

4)
Higher-grade mineralization similar to that mined at North Briggs underground occurs along the sub-vertical Gold Tooth fault near the Gold Tooth pit. Blasthole variograms indicate a range around 70 feet both along strike and down dip meaning that the current 100-foot drill spacing should be tightened to a 50 to 70-foot pattern for areas of underground interest. Design of drill holes should be done after the Gold Tooth pit expansion design is complete as much of the high-grade zone could be within the designed open pit.

5)
Additional drilling is also not recommended for the area of Inferred Mineral Resource until the pit design work is completed. Much of this mineralization is in narrow extensions both horizontal and vertical away from the main centers of mineralization and may not be within a pit design. Any additional drilling should be focused on key areas that drive the pit rather than drilling areas of Inferred Mineral Resource. The 100-foot spacing is adequate for areas of Measured and Indicated Mineral Resource.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 5

4.0  INTRODUCTION

John Taylor (Consulting Geological Engineer) has prepared this technical report for the Briggs project at the request of Canyon Resources Corporation (Canyon). The requested modeling and technical report follow completion of a 2005-2006 drilling program. CR Briggs (Briggs) was an operating gold mine between 1996 and 2004. Gold is currently being recovered from material placed on the leach pad during the mining period. Recovery from the existing heap is expected to be complete during 2006.

The purpose of this report is to provide a Mineral Resource model that can be used for assessing the open pit Mineral Reserves remaining at the Briggs Mine and to provide a technical report to support additional work and financing efforts. The technical report was written for compliance with disclosure and reporting set forth in the Canadian Venture Exchange (CDNX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. The Mineral Resources for the Briggs Mine were calculated by the author based on data supplied by Canyon, which has been verified by checking part of the original assay certificates and by comparison to blast hole and production data.

Canyon has assisted in writing this technical report by supplying background, legal, and production information. Bill Fleshman (CP Geol, AusIMM, 10742) is Canyon’s consultant and designated Qualified Person (QP) for the drill program and has directed the 2005-2006 drill program and has been responsible for drill supervision, database entry and database validation. He also assisted with converting the data from MedSystem software to a Gemcom database that is used for the analysis. Sections 13-16 were taken directly from a report supplied by Bill Fleshman. The author has direct knowledge of the process by being on site, but the work was the direct responsibility of Mr. Fleshman.

Topographic and mined surfaces were also converted from MedSystem or AutoCAD files. All surfaces were validated and found to be acceptable but many small problems were detected primarily caused by overlapping contour lines (toes and crests). The Gemcom software used for all analysis is GEMS 5.5 Desktop, Resource Evaluation Edition.

The scope of Canyon’s mandate included a review of pertinent technical reports and other data in possession of Canyon relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, interpretations, resources and reserves. Each scope element was addressed in the context of the company’s target concepts, recent results, and proposed activities. The author’s mandate was to organize and validate the data for use in an updated resource model and to complete a Mineral Resource model acceptable for support of reserve estimates and feasibility studies.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 6

The mandate was accomplished in two phases. An initial phase involved spending 29 days at the Briggs Mine between February 27th and April 4th in support of the 2006 drill program. During this phase, reports and logistics were reviewed, the drill program observed, the database prepared and checked and a preliminary resource estimate was completed. The preliminary estimate was used to guide the drill program and confirm the concept of a potential mine expansion. The second phase was to complete an estimate of remaining Mineral Resource following the drill program and to complete a report documenting the estimate. A total of 63 man-days were required to complete both phases of the mandate.

Table 4-1 summarizes units of measure and conversion factors used in this report along with frequently used acronyms and abbreviations.

Table 4-1: Units of measure and Conversion Factors

Term	Explanation
1 inch	= 2.54 centimeters
1 foot	= 0.3048 meter
1 mile	= 1.6 kilometers
1 acre	= 0.4047 hectare
1 square mile	= 259 hectares, =640 acres
1 short ton	= 0.907 metric tonne, = 2000 pounds
1 pound	= 16 ounces, = 0.454 kg (14.5833 troy ounces)
1 ppm	= 0.0292 ounces, = 1 gram/tonne, = 0.0001%
1 oz troy/ton	= 34.2857 gram/tonne, = 0.03429%

AA	atomic absorption spectrometry
Au	Gold
Ag	silver
Oz Au/t	troy ounces gold per short ton (oz/ton)
Oz Ag/t	troy ounces silver per short ton (oz/ton)
ft	foot or feet
RC	reverse circulation drilling method
Ton (t)	short ton
$	currency of the United States
CIM	Canadian Institute of Mining, Metallurgical, and Petroleum
BLM	U.S. Department of the Interior, Bureau of Land Management
MEANlogest	Estimated mean from logarithms (MEANlogest = elog mean - log variance/2)

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 7

5.0 RELIANCE ON OTHER EXPERTS

The author has relied almost entirely on data and information provided by Canyon to complete this report. Although the author reviewed much of the available data, visited the project site, and checked historic data; these tasks are dwarfed by the amount of data that exists. That said, the author believes the data presented by Canyon are generally an accurate and reasonable representation of the project. Although the author has checked the drill data, the responsibility for the 2005-2006 drill program and the entry and validation of drill hole and assay information into the database has been done by Bill Fleshman, a consultant to Canyon and Professional Geologist and recognized Qualified Person. Section 13-16 covering the 2005-2006 drill program and QAQC issues were provided by Bill and copied into the report with only editing changes.

The author has not checked legal documentation for permits or for validity of leases or unpatented and patented mining claims covering the Briggs project. Although the author is not a Qualified Person for assessing the validity of unpatented claims, he has no reason to believe that Canyon is not in compliance with all legal issues. Canyon has provided documentation for these issues and this information is referenced or included in this report.

The author did not investigate the environmental or social-economic issues associated with the Briggs project and the author is not a Qualified Person for these issues in California. Canyon has provided documentation for these issues and this information is referenced or included in this report.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 8

6.0 PROPERTY DESCRIPTION AND LOCATION

6.1 Location

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site. The location of the property is shown in Figure 6-1

6.2 Land Area

The Briggs property consists of 198 unpatented and two patented mining lode claims, one patented and 18 unpatented mill site claims that together cover a total area of approximately 4,480 acres. The U.S. Bureau of Land Management (BLM) administers the claims, which are on federally owned lands administered by the BLM. All of the claims are located in Inyo County in southeastern California. A claim map is shown in Figure 6-2. A listing of the claim names and BLM recordation information is presented as Appendix A

6.3 Mining Claim Description

The mining claim group is located near 36°, 0” north latitude and 117°, 15” west longitude and covers portions of section 1, 2, 11, 12, 13, 14, 22, 23, 26, 27, 34, 35 and 36, T22S, R44E and section 1, 2, 11, 12, 13, 14, 23, 24, 25, 26, 35 and 36, T23S, R44E, Mount Diablo Base and Meridian. The areas of defined gold resources are located entirely in the claims listed in Appendix A and shown in Figure 6-2, which is the claim location map. Figure 6.3 is a site map showing the areas that have been mined or used as waste pad, or leach pad area.

6.4 Agreements and Encumbrances

To the extent relevant to the mineral project, agreements and permits are in place that provide for the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites. The property ceased active mining during 2004 but is still actively leaching. All permits are still in place for the Briggs mining area. The exploration areas of Cecil-R and Jackson would require additional permitting should a reserve be developed. There are no reported encumbrances on the property. There was a 3% net smelter return (NSR) royalty on the property payable to Newmont Capital Limited when the author initially began work on the property, but Canyon has since acquired this royalty and no royalty will be due Newmont Capital Limited from production at the Briggs Mine.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 9

Figure 6-1: Location map of the Briggs Mine

Ballarat
Pleasant Canyon
Middle Park Canyon
Shephard Canyon
Alkali Flats
Anthony Mill
South Park Canyon
T22S
T23S
Big Horn Canyon
Briggs Mine
Water Canyon
R42E
R43E
178
PANAMINT
Redlands Canyon
Manly Peak
PANAMINT
RANGE
R43E
R44E
R44E
R45E
T23S
T24S
Coyote Canyon
RANGE
VALLEY
SLATE
Valley Wells
Wilson Canyon
ARGUS
Trone Airport
Copper Queen Canyon
T24S
T25S
Naval Reservation
Pioneer Point
Trona
RANGE
Argue
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Nevada
California
Detail Area
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 10

Figure 6-2: Briggs Claim Map

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 11

Figure 6-3: Site Map

Office Area
Process Plant/Ponds
Leach Pad
Crushing Plant
Permit Area
NBR Pit
Main Pit
Gold Tooth Pit

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 12

6.5 Environmental Liabilities

6.5.1 Current Approvals and Reclamation Requirements

Table 6-1: Permits and approvals associated with Briggs Mine

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area EIS/EIR #CA065-NEPA-94-03 State Clearing House #92122070	Record of Decision - 7/10/95 - Approval with Conditions

Microwave Right of Way – Slate Range CACA-30653	Granted 1/11/96

North Briggs/Gold Tooth Expansion Exploration Plan CACA-36957	FONSI – Issued CACA650-NEPA-99-164

Inyo County Independence, CA Mining Reclamation Plan 92-3	Notice of Decision 7/13/95

Inyo County Independence, CA Resolution 95-52	Approved 9/12/95 With Conditions of Approval 95-48

U.S. Department of the Interior, BLM California Desert District, Ridgecrest Amended Reclamation Plan 96-5	Approved 1/12/2000 Gold Tooth 28 acres North Briggs 50 acres Reduced Main Pit by 24 acres (112 to 88) Increased overall reclaimable acres from 352 to 372 acres

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 793 Mod. #896
Approved 6/8/98
Mining
- Continuous 24-hour readings at 2 stations on north and south edges of permit boundary with calculated averages of 24-hour readings midnight to midnight. Difference in North vs. South station 24-hour averages cannot exceed 50ug/cubic meter.
- 25 mph speed on site.
- Maintain 2 water trucks on site at all times.
- 20% opacity max – inspect roads 1/day, haul roads 2/day
- 100,000 gal. water storage
- Maximum blast 210 holes

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 794 Mods 874,880,889,945,1010	Crushing - Daily maximum mine and crush rate of 48,000 tons or X<57,877-0.572Y X=Ore & Waste Mined Y=Crushed Ore - 10% Opacity - Bag house maintained at 99% efficiency - 17,280 tons/day crush maximum

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 795 Mods 726,902,991,101	Processing/Leaching - LPG max 535 gal/day - pH must be maintained above 10 - CN gas not to exceed 154#/day - CN ambient concentration of 4.7 ppm max measured in 6 locations/week

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 13

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume

California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Leach Pad
- 5.5 million square feet
- 126 acres
- Liner, 40 mil PVC top, then 8” clay, then geotextile (vadose zone monitoring), then 4” clay
- Leak Collection & Recovery System (LCRS), 4” perforated pipes to direct solution to 6, 8,or 12 inch solution pipes
- Solution collection trench, 40 mil XR-5 top, then 40 mil PVC

California Regional Water Quality Control Board - Lahontan Region, Victorville, CA Office NPDES permit & WMU - Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Waste Rock
- 27 million tons
Solution Collection Ponds
- Liner, 60 mil HDPE top, then geonet, then 40 mil PVC
Playa
- 400,000 cubic yards maximum removal
Lime
- 840 tons/week maximum
- 120 tons/day maximum

Wildlife issues
Desert Bighorn Sheep (ovis canadensis nelsoni)
- CDFG fully protected species
- Cal BLM sensitive species
Townsend Big-Eared Bats (corynorhinus townsendii)
- Federal special concern species
- CDFG species of special concern
- CAL BLM sensitive species

Spill Prevention, Control, and Countermeasures Plan	Submitted to Lahontan, BLM and Inyo County in July, 1997

EPA	RCRA ID # CAR000015438

404 permit, 94-00236-TAW Redlands Canyon Drainage Diversion	7/19/95

404 permit, Clay Borrow Activity	Original 8/8/95 - expired on 7/19/98 Additional revised 7/13/00, expired 11/9/03 -189,000 cu yd

BATF	Approved 5/11/95

MSHA	ID 04-05276 11/21/95

California EPA License 4054 6/16/97 Redlands Spring Diversion	Right to use water

Inyo County Road Agreement Encroachment permit #E92-019 and E95-003	Max 24’ wide and all work within 30’ of center

Well Permits Inyo County Health S96-03	For PW1 and PW2

California Department of Fish and Game Clay borrow and Redlands Spring	Streambed Alteration Agreement 5-123-95 Tamarisk removal plan in exchange for clay borrow 8/1/95, expired 7/15/02

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 14

Table 6-2: Permits and approvals for Cecil-R and Jackson exploration areas

Permit	Action and Conditions
BLM Operating Plan - 100 acres of disturbance over 3,000 acres
POO submitted to BLM 1/16/01 - With vegetation mapping, biological survey, and cultural resources

EA to BLM Nov. 02 , CA 065-2002-82 - FONSI and Decision Record 12/23/02 - CACA-42806

Appealed to IBLA and request for stay 1/27/03
- Great Basin Mine Watch, Friends of the Panamints
- IBLA denial of stay 6/5/03
- IBLA deny appeal 10/27/05

Filed NOI to BLM for 25 holes on Cecil R on 1/27/06 - Letter from BLM stating proceed on 2/3/06

INYO COUNTY Reclamation Plan 2001-1 Conditional Use Permit 2002-03	6/26/02 Board Approval - filed on 7/1/02

CALIFORNIA DEPT OF FISH AND GAME Streambed alteration agreement Notification #6/2001-028 8/1/02-8/1/07	Negative Declaration Fee $1,250 paid 7/1/02 5 day notice required before start of construction

California Regional Water Quality Control Board - Lahontan Region, Victorville, CA Office NPDES general permit Notice of Intent sent 2/6/06	Notice of Intent sent 2/6/06 SWPPP written and available

6.5.2 Current Reclamation Bond Amount

Bond No. 46-0130-06740-99-0 in the amount of $144,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management. This bond covers exploration activity under Reclamation Plan No. 96-5 for mine #91-14-0127.

Bond No. 46-0130-06742-99-2 in the amount of $1,010,000 issued to Inyo County, the California Department of Conservation, and the California Regional Water Quality Control Board. This bond covers any unplanned pollution releases under Reclamation Plan No. 92-3 for mine #91-14-0120.

Bond No. 46-0130-06741-99-6 in the amount of $3,030,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management for reclamation work covered under Reclamation Plan No. 92-3 for mine #91-14-120.

All above bonds are held with United States Fidelity and Guaranty Company.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 15

6.5.3 Actual Versus Bond Amount Reclamation Costs

As of June 2006, reclamation of the waste dumps including reseeding has been completed with exceptional success because of rains in the spring of 2005. The clay borrow area is 90% complete with only the access road removal remaining. In addition, the top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete reclamation is estimated at $3 million ($2,997,612). Table 6-3 shows the original bond amount, the expenditure to date and the estimated cost to complete reclamation by category.

Table 6-3: Reclamation expenditure summary

Reclamation Task	Bond Estimate	Expended	Remaining	Percent Complete
Waste Dumps	$1,050,170	$2,092,394	$0	100%
Leach Pad	$801,449	$433,411	$900,000	60%
Heap Detoxification	$569,826	$0	$0	*
Roads	$59,997	$142,235	$155,000	30%
Buildings & Other	$89,231	$375,306	$125,000	40%
Drainage & Miscellaneous	$50,813	$0	$75,000	0%
Ponds	$73,920	$0	$187,000	0%
Clay Borrow	$80,621	$453,269	$150,000	90%
Seed Monitoring	$9,684	$0	$30,000	0%
Well Abandon	$61,334	$0	$70,000	0%
Bldg & Facility Demolition	$182,955	$0	$500,000	0%
General and Contingency	$0	$98,135	$808,000	0%
Total	$3,030,000	$3,594,750	$3,000,000	40%
* Lahontan has agreed that Briggs does not need to rinse the leach pad - Briggs has proven that CN levels can be accomplished with the gold recovery (rinse).

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 16

7.0 ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.1 Access

The Briggs gold deposit is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 6.1. Access is over paved highway from Ridgecrest through Trona continuing north for 18 miles to the Ballarat turnoff. From the turnoff, the gravel surfaced road goes east 3 miles to Ballarat, then south along the Panamint Range 7 miles to the project site.

7.2 Climate

The project area is located in the high desert region of California. Comfortable winter conditions, rarely freezing, and summer temperatures often exceeding 120° F characterize the area. Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring. Annual evaporation averages 150 inches. Monthly evaporation averages are significantly above monthly precipitation averages.

7.3 Local Resources and Infrastructure

The Briggs project is remotely located and has limited access to local infrastructure. Power generation is on site by means of a 4-megawatt diesel generator station. Road access is good with out-sloped, improved 2-lane dirt, county road (currently maintained by Briggs) to the front gate of the mine. Water is by means of two site wells, each capable of producing up to 600 gallons per minute. The water is of poor quality, containing a high level of dissolved sodium chloride and a small water treatment plant utilizing reverse osmosis is used to provide potable water. Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside.

7.4 Physiography

The site is located at the foot of the rugged, north-south trending Panamint Mountain Range, at a base elevation of 1,400 feet. The Panamint Range rises quickly from the dry alluvial fans at its foot to several peaks over 7000 feet in elevation in a distance of four miles. The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat and cactus, and are cut by deep ravines. In elevations above 5000 feet, the mountains support juniper and pinion pine.

Alluvial fans formed at the mouths of the larger ravines as a result of sporadic flooding. The fans on the project area extend horizontally 6,000 feet into the Panamint Valley playa. The playa is a barren alkali lakebed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare flash-flood runoff.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 17

8.0 HISTORY

8.1 Property History

Gold was discovered in the early 1890's on the western side of the Panamint Mountain Range. The Ratcliff Mine was founded in Pleasant Canyon in May, 1896 and created the need for a mining camp and supply center. A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter-mile to the north (Ballarat). In July of 1897, Ballarat, California was officially recognized as a town. At its peak, the town of Ballarat served as a major supply center for the Ratcliff Mine and various other mines throughout the Telescope district. Ballarat's "boom town" years lasted from 1897 to 1902 when the town hosted a population of 400 to 500 people. Ballarat's decline began in 1905, when the Ratcliff Mine suspended its operations. By September of 1917, the post office closed and the once busy community of Ballarat became a ghost town.

No historical information was found on CR Briggs Mine (7 miles south of Ballarat) until the 1930’s when the United States Government funded the first modern exploration program on the property. Numerous companies explored the property from 1972 until it was placed into production by Canyon in 1996.

8.2 Exploration History

The Briggs gold property has an exploration history dating back to the 1930’s when the United States Government funded an underground adit into the Gold Tooth Vein. Harry Briggs, a local prospector and small mine operator, held the property at that time. Approximately 1,600 feet of drifting and raising was completed and a small amount of ore removed and milled on site at an average grade of 0.170 ounces per ton gold. Exploration and production ceased with the declaration of gold mining as a nonessential industry during World War II. Interest in the property resumed in 1972 and several exploration programs have occurred since then. Table 8.1 lists the organizations and exploration programs conducted over the years at the Briggs property.

Table 8-1: Exploration history of the Briggs Mine

Year	Organization	Activity
1930’s	US Government	1600 ft. Underground drifting/raising
1930’s	Harry Briggs	Minor underground stoping/milling
1972	Placer Amex	3 rotary holes (1270’)
1975	Homestake	6 rotary holes (1880’), mapped
1977	Inspiration	6 core holes (1456’)
1980	NERCO	Mapped and sampled
1981	Western Nuclear	8 rotary holes (1434’)
1981	Phelps Dodge	2 rotary holes
1985	Camindex	2 holes
1986-1987	Billiton	10 RC holes
1988-1989	Addwest Gold	202 RC holes PN1-PN202

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 18

8.3 Resource and Reserve History

Canyon completed the purchase of Addwest Gold, Inc. in January 1990. As a result, Canyon obtained 100% ownership of the Briggs property. Canyon completed the exploration program initiated by Addwest and produced a feasibility study in 1994. The feasibility study described a gold deposit amenable to open pit mining and heap leach processing containing a base case of 21.45 Mt grading 0.030 oz Au/ton (643,500 oz Au) at a 1.24:1 strip ratio.

8.4 Production History

Construction for the Briggs Mine started in December 1995 and mine pre-stripping commenced in January 1996. Table 8-2 shows the production history by year. A brief description of the activity by year follows.

Table 8-2: Canyon production history at the Briggs Mine

Year	Open Pit Tons	Open Pit Oz Au/t	OP Ozs Mined	UG Tons	UG Oz Au/t	UG Ozs Mined	Ounces Au Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							960	$515
Totals	23,476,572	0.0306	717,525	111,400	0.1883	20,980	553,543	$306
*Average 1996- April 2006 (cost of sales at mine before inventory numbers)

1996 - The first ore was crushed and placed on the heap in July of 1996 with the first gold pour in October. Development drilling continued on the Gold Tooth and Briggs North (NBR) orebodies throughout 1996. By December a total of 178,000 feet of drilling in 525 holes had been completed for exploration, development, condemnation, metallurgical and environmental purposes. This work defined 805,000 ounces of gold contained within 32.2 Mt of Mineral Resource at an average grade of 0.025 oz Au/t.

1997 - In 1997 the gold resources at NBR and Gold Tooth located immediately north and south, respectively, of the Main Briggs deposit were upgraded to reserves, which increased by 318,700 ounces gold from the original 643,500-ounces gold reserve.

1998 - Because of higher than expected crushing costs, an additional 1.4 million tons of lower-grade run-of mine ore averaging 0.010 oz Au/t were placed on part of the heap.

1999 - Canyon applied for an amendment to the Briggs operating permit to include mining of the NBR and Gold Tooth orebodies. Heap leach operations continued with a combination of run-of-mine and crushed ore being placed on the pad.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 19

2000 - In January the amendment to the mine’s operating permit was approved. Pre-stripping of the NBR orebody began in the second half of the year. Initial tonnage and gold grade in Briggs North was 202,700 tons grading 0.058 opt, appreciably higher than the 0.029 oz Au/t average at the Main deposit.

2001 - Due to the marked decrease in the gold price during 2001, approximately two thirds of the NBR reserve became uneconomic to mine by open-pit methods. A study was undertaken to evaluate mining the higher-grade (>0.20 oz Au/t) portion of the orebody by underground methods using the exposed portion of the orebody in the North Briggs highwall to initiate access. Underground exploration and development of the NBR underground zone began in the fourth quarter of 2001 using a contract miner. The Gold Tooth deposit received additional in-fill drilling that resulted in the delineation of an economically viable orebody. A pit design around the Gold Tooth deposit was started, as was a 4.5 million ton expansion of the heap leach pad to accommodate the additional ore. Mining of the Gold Tooth deposit began in the fourth quarter of 2001.

2002 - Gold production from the Gold Tooth and Briggs pits and the NBR underground continued with no major developments occurring during 2002. Underground production from Briggs North was discontinued in the third quarter due to poor stope conditions. Final production from the underground was 111,000 tons grading 0.189 oz Au/t (20,980 ounces gold).

2003 - With a slightly improving gold price in 2003, the decision was made to make one more pushback in the eastern highwall of the North Briggs pit. Mining at the Gold Tooth deposit was finished in August. Minor production continued from the NBR pit and the run-of-mine ore was placed on the heap.

2004 - Active mining at Briggs ceased in 2004. At that time Briggs had mined 23.6 million tons of ore grading about 0.030 oz Au/t. Leaching continued throughout the year. The mine began to make preparations for reclamation and closure with contouring of some of the waste piles.

2005 - Residual leaching continued through the first half 2005 and rinsing of the pad began in the second half. During June, in light of the greatly improved gold price, the decision was made to evaluate the potential of mining the remaining mineralized inventory at Briggs. After an initial encouraging data review, an RC drilling program was initiated in November 2005 to test possible extensions of the previously mined orebodies.

2006 - This drill program continued until May 2006 and consisted of 61 RC-holes (R1-R61) for 20,677. The new data was incorporated into the Briggs database, which was edited and merged from several previously incompatible databases. The expanded database was used to generate the latest Mineral Resource estimate for Briggs.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 20

9.0 GEOLOGIC SETTING

9.1 Regional Geology

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. Together they form part of the western margin of the Basin and Range geologic province that extends across much of the western US.

Rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events underlie the western flank of the Panamint Range. In the vicinity of the Briggs mine the range is composed of a package of volcano-sedimentary rocks intruded during Precambrian time by a series of diabasic to intermediate sill and dikes dated at 1720 +/- 20 million years. This package has been deformed by at least two folding episodes; an older isoclinal event with near horizontal axial planes that were refolded along north to northwest trending axial planes during Paleozoic time. At the time of Precambrian folding the volcano-sedimentary rocks were metamorphosed to amphibolite facies. During the mid-Mesozoic granitic to dioritic intrusions were emplaced along a NNE trend within the Panamint Range. These intrusions are associated with base metal and minor gold-silver vein occurrences present north and east of the Briggs property. Tertiary extension and high heat flow produced extensional high-angle normal faults characteristic of the Basin and Range province and slightly later, low angle gravity slide or detachment faults. These detachment faults locally favor sub-horizontal, chloritized horizons occupied by the Precambrian diabase sills. Shearing and hydrothermal activity focused in these low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Figure 9-1 is a regional geology map.

9.2 Local Geology

9.2.1 Stratigraphy

Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks have been metamorphosed to amphibolite facies. The quartz-feldspar gneiss, which now consists of quartz, potassium-sodium feldspar and muscovite mica, is interpreted to be part of what was once a thick sequence of clastic sedimentary rocks. The amphibolite bodies are the possible relics of what were formerly hypabyssal mafic intrusive dikes or basalt volcanic flows inter-bedded with the former sediments. The Precambrian rocks are the hosts for most of the gold mineralization at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 21

Figure 9-1: Regional geology map and stratigraphic column (source: Canyon Resources)

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 22

Figure 9-2: Property geology map (source: Canyon Resources)

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 23

Figure 9-3: Cross section - 7900 north (source: Canyon Resources)

A
A'
500 Feet
Looking North
Gold Tooth
Fault
Mesozoic
Intrusive
Quaternary
Alluvium
Undifferentiated
Precambrian
Gneiss &
Amphibolite

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 24

Figure 9-4: Cross section - 11,300 north (source: Canyon Resources)

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 25

The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. It is generally coarsely porphyritic to equigranular and ranges from dark to light gray in color. The intrusive body lies within the range to the east of the gneiss. It is separated from the Precambrian gneiss by two major faults. The first is the high-angle Gold Tooth fault, which divides Precambrian gneiss on the west from Triassic monzonite on the east. The second fault is a low-angle detachment (or slide) style fault, which brings a slab of intrusive down the mountainside and locally hides the Gold Tooth fault and the gneiss. Table 9-1 shows the stratigraphic units on the Briggs property.

Table 9-1: Stratigraphic section on Briggs property

Rock Symbol	Explanation
Qal	Quaternary alluvium
Mzl	Mesozoic intrusive
Fault contacts	Precambrian rocks
Pqg	Quartz-feldspar gneiss
Pag	Amphibolite gneiss

9.2.2 Structure

Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss, and the most obvious structure, the Gold Tooth fault, was a major conduit for ore-bearing fluids.

The oldest structures recognizable at Briggs are folds developed in the Precambrian gneisses. As seen in the pit walls they form a series of collinear, tight folds with near vertical axial plane geometry. Fold crests often show higher concentrations of alteration and gold-sulfide mineralization and apparently acted as traps for gold-bearing hydrothermal fluids.

The largest and single-most important structure on the property is the high-angle Gold Tooth Fault, which marks the contact between the gneiss and the intrusive. It is a well-defined feature, striking north-northeast, dipping steeply west at 75º to 80º and can be traced or inferred for at least 6 miles as it cuts obliquely across the western side of the mountain range. It displays normal movement, down-dropping the gneiss on its western, hanging wall side at least 150-200 feet (as seen in the Gold Tooth Pit). It also defines the easternmost edge of the gold resource in the Briggs area and was likely the major feeder conduit for gold-bearing hydrothermal fluids that ultimately formed the Briggs orebodies. It directly hosts the Gold Tooth open pit orebody (originally 3.0 Mt @ 0.037 oz Au/t) as well as the historic Gold Tooth underground mine that exploited a small tonnage of high-grade (>0.25 oz Au/t) replacement ores.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 26

The second major high-angle structure in the mine area has been informally labeled the “Northeast Fracture Zone (NFZ)”, which is an indistinct linear shear zone that strikes northeast. The shear is poorly displayed in the high wall of the Briggs Main pit (originally 21.4 Mt @ 0.030 oz Au/t) as a 100 to 300 foot-wide zone of west dipping foliation and semi-ductile shearing, but its presence and size is mainly inferred by the persistently linear nature of the gold mineralization that constituted the Briggs Main orebody. The NFZ is entirely within the Precambrian gneiss. A second, less persistent, parallel shear zone about 50-75 feet wide has been recognized to the east of the NFZ and west of the Gold Tooth fault. This shear appears to control minor gold mineralization exploited in a small open pit satellite to Briggs Main pit.

These shears are considered to be, at least in part, horsetails propagating from the Gold Tooth fault where it makes a dog-leg right bend just north of the Gold Tooth open pit. Together they form a parallelogram-shaped region some 6,000 feet long by 3,000-4,000 feet wide that hosts all of the significant gold mineralization discovered at Briggs. This is a classic wrench-style extensional structural setting, highly conducive to the dilatency that encourages the inflow and concentration of hydrothermal fluids as well as focused movement that mechanically produces enhanced rock fracture permeability.

Also important to the structural setting at Briggs are two vertically stacked, west-dipping, shallow-angle (20º-30º) normal or detachment faults. The upper fault slides Triassic intrusive rocks over the Precambrian gneiss and truncates and covers the Gold Tooth fault east of the previously mined Briggs deposits. Its location is easily recognized in outcrop and in the upper-most benches of the Briggs Main and Briggs North pits. Its contact is often characterized by strong silica-carbonate alteration and veining, however gold mineralization is generally only trace level. The lower shallow-angle fault lies parallel to the upper fault and about 250 feet below it. The lower fault is less recognizable, located as it is entirely within the gneiss, but as mapped in the underground workings, is characterized by cataclastite and local mylonite development from one to thirty feet in thickness. It appears to have acted as a fluid barrier and trap to gold-bearing hydrothermal fluids moving along the subjacent high-angle feeders. The lower low-angle fault bounds the upper limit of the gold resource at Briggs Main where gold mineralization has been confined to the footwall. At Briggs North this fault served as the main host for gold mineralization.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 27

10.0 DEPOSIT TYPE

The previously mined Briggs orebodies are disseminated replacement style deposits. They strongly resemble in appearance some of the disseminated gold ores exploited in the California Mother Lode (especially some of the East Belt gold mineralization) and even some true Precambrian-age greenstone deposits, although it should be noted that, at Briggs gold mineralization/alteration is very likely mid-Tertiary or younger based on its association with faults of that age. It has been described as epithermal in nature - that is, related to relatively low temperature, shallow hydrothermal activity. However, the lack of associated indicator elements (base metals, arsenic, antimony, mercury, and thallium), lack of typical epithermal hydrothermal alteration halos, and lack of evidence for vertical zoning do not support this view. Rather, the simple and uniform ore and pyrite-silica-carbonate alteration mineralogy suggest a mesothermal origin for the Briggs gold deposits.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 28

11.0 MINERALIZATION

The alteration-mineralization found at Briggs and in many other locations in the Panamint Range displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite), and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Gold Tooth and Briggs North underground. The presence of disseminated pyrite, occurring as euhedral crystals from 0.5 mm up to 2-3 mm in diameter, is the most reliable guide to significant gold mineralization. Concentrations associated with significant gold values typically average from 0.5 to 1.0 percent, but can range up to more than 5 percent in high-grade gold intervals. Carbonate/silica flooding, carbonate and quartz-carbonate veins and vein stockworks are ubiquitous, and while they are important constituents of the known orebodies, alteration and veining without gold is very widespread and is not a reliable guide to ore. The amphibolite bodies appear to have been preferentially altered and pyritized and host a disproportionately large amount of the significant gold mineralization. It is speculated that this is due to the comparatively brittle rheology of the amphibolite compared to the quartz-feldspar gneiss, and favorable chemical characteristics (mainly the high iron content allowing the formation of disseminated pyrite) of the amphibolite.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 29

12.0 EXPLORATION

The Briggs gold property has an exploration history dating back to the 1930’s as summarized in Table 12-1. The authors (J Taylor and B Fleshman) were involved with the 2005-2006 programs that were focused on expansion and in-fill of the mineralized zones just outside the existing open pits; however, the complete database (starting with data from the Addwest program in 1988) was used in the evaluation. The authors have relied heavily on a 1994 report by Western Services Engineering’s (WSE) that was provided by Canyon for information regarding the historic or pre-2005-06 drill hole programs and data. WSE’s report entitled: “The Briggs Gold Project Ore Reserves Feasibility Study” described exploration activity including drilling up to 1994. Table 12-1 summarizes the activity at the Briggs project using data from the WSE report and amended to include the recent Canyon activity. A total of ten exploration companies have been involved in the exploration and drilling at the Briggs property.

Table 12-1:  Exploration programs at the Briggs Project (modified from WSE, 1994)

Year	Organization	Activity
1930’s	US Government	1600ft of Underground Drift\Raises Average Grade of 0.170 opt five foot thickness
1972	Placer\Amex	DH-1 to DH-3; 1270 Ft (Rotary) no logs available
1975	Homestake	SH-1 to SH-6; 1880 Ft (Rotary)
1977	Inspiration	DDH-1 to DDH-6, 1456 Ft (Core)
1980	Nerco	Mapping & surface sampling
1981	Western Nuclear Phelps Dodge Corp	RDH-7 to RDH-14; 1434ft (Rotary) RDH-8 and RDH-14 Locations Unknown
1985	Camindex	B-1 to G-1
1986-1987	Billiton	BRC-1 to BRC-10
1988-1989	Addwest Gold, Inc	PN-1, PN-202
1990-1991	Canyon Resources Corp/Kennecott Exploration	PN-203 to PN-244, PNC-244, PNC-1 to PNC-4
1992-1993	Canyon Resources Corp	PN-245 to PN-315, PNC-5 to PNC-17
1994-2003	Canyon Resources Corp	BN-1 to BN-108
2005-2006	Canyon Resources Corp	GT05-01 (core) & R-1 to R-61 Briggs

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 30

13.0 DRILLING

13.1 Summary

The Briggs drill hole database consists of 847 drill holes (including Cecil-R and Jackson areas) with a total footage of 22,707 feet. Modern exploration began in 1972 culminating in open pit extraction in 1994. The database includes only those drill hole completed after 1988 during the Addwest program. The drill holes locations ore assay data could not be validated for earlier holes. The majority of the drill holes completed on the Briggs project were reverse circulation (RC) drill holes with only 17 core holes.

During the later part of 2005 and continuing into May of 2006, Canyon conducted a drill program consisting of 67 RC holes and one core hole. The one core hole and 61 of the RC holes were completed at the Briggs mine area. The remaining six RC holes were drilled at the Cecil-R project to the north.

13.2 Reverse Circulation Drilling and Logging

Currently, at the Briggs project, there are a total 758 RC drill holes. Although ten exploration companies have carried out exploration, the drill hole database uses only holes completed during the 1988 program by Addwest and later. Drilling since then has used several different drill contractors. During the 2005-2006 drill program Boart-Longyear supplied two RC drill rigs, one truck mounted rig and one track mounted rig.

RC holes vary from 25 ft to 835 ft and were drilled at various angles. Most of the angle holes were drilled in an easterly direction. None of the RC holes were surveyed using down-the-hole equipment. The majority of the drill holes are relatively shallow. The lack of down-the-hole surveying in the shallow holes therefore, probably is not a significant impact.

All of the drill collars are referenced in a local mine grid. Collar locations for the 2005-2006 programs were surveyed using Canyon’s differential GPS with a high degree of accuracy. Presumably many of the earlier Canyon holes were surveyed using the same instrument, but it is not known when the current equipment was first introduced or what holes have been surveyed or the level of accuracy.

Approximately 100 of the historic RC drill logs (pre 2005-2006) were reviewed by the author and all appear to have been well documented by qualified geologists. The logs are kept on site at the mine offices in a numeric order and are easily retrieved for examination. Each drill hole has its own file folder, which also contains the assay results for that hole.

Representative RC drill hole cuttings from both the historic drill programs and 2005-2006 programs are stored in plastic chip trays. Sample pulps are also available for some of the historic holes. Both the chip trays and sample pulps are stored in a separate “geology” storage building. Inventories for the pulps and drill chips from the historic programs are not available.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 31

Rejects from the recent 2005-2006 drilling are secured in sealed drums at the ALS-Chemex laboratory in Sparks, Nevada. Pulps from the 2005-2006 programs will be returned to the Briggs site along with the sample rejects.

13.3 Core Drilling and Logging

There were a total of 17 historic core holes drilled at the Briggs project (pre-2005). The drills logs for these holes are available and were reviewed by the authors. No down-the-hole surveys were completed on any of these holes. There was also no standard rock quality measurements logged on the holes and there was no mention how the samples were selected or prepared or how much of the core was retained for further inspection; however, some of the core is stored with the chip trays and sample rejects on site.

During the 2005-2006 season, one core hole GT05-01, was completed to test the down dip extension of the Gold Tooth fault zone. A second core hole was attempted in the North Briggs underground extension but was stopped before it reached the target depth because of strongly fracture ground conditions resulted in poor penetration rates.
Core drilling was contracted to Hansen Drilling (Nevada Contractor License #36181). Core size was HQ and NQ (2.5-inch and 1.87-inch respectively) using a CS1000PL. Down-the-hole surveys were made at regular intervals using an Easy Shot system that recorded the magnetic heading, dip of the hole and magnetic field in the hole

Un-cut core was logged and photographed by the author (B Fleshman). Logging included recording lithology, alteration, mineralization and structures. In addition geotechnical data were recorded, including core recovery, RQD, rock hardness, and fracture density.

13.4 Twin Hole Comparison

Canyon twinned a number of drill holes to determine the variations in grade over relatively short distances. WSE reviewed the twin-hole program using grade-thickness values between pairs of twinned drill holes (Table 12-2).

Table 12-2: Twinned drill hole comparison (0.01 opt cutoff grade)

Drill hole Pair	Distance Apart (ft)	Grade Thickness (ft-oz/t)	Grade Thickness (ft-oz/t)	Percent Variance	Total Thickness (ft)	Total Thickness (ft)	Percent Variance
PN004 -PN288	1.9	4.36	6.01	37.8%	60	55	(8.3)%
PN008-PN281	4.7	1.52	1.33	(12.5)%	65	50	(23.1)%
PN009-PN211	6.8	5.12	3.45	(32.6)%	80	45	(43.8)%
PN033-PN282	4.2	1.04	0.63	(39.4)%	60	40	(33.3)%
PN031-PN267A	7.8	11.94	10.98	(8.0)%	280	260	(7.1)%
PN069-PN267	6.1	3.72	3.94	5.9%	120	130	8.3%
PN099-PN297	4.5	2.65	3.06	15.5%	55	65	18.2%

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 32

WSE noted that there was significant variation within the pairs. The grade thickness varies by as much as 40% as does the mineralized thickness. In their conclusion, WSE stated that the comparison indicates that there will be variation in the predicted grade versus the mined grade on the short-term basis while the long-term global tonnage and grade values would probably remain consistent. This conclusion is supported by the reconciliations discussed earlier (Table 3.2). The reconciliation of mine to model for the Briggs operation was excellent at 0.4%, 1.0% and 0.6% respectively for tons, grade and ounces gold but the small BSU pit phase (146,000 tons) had a reconciliation of only -54.5%, 24.2% and -17.1% for tons, grade and ounces gold.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 33

14.0 SAMPLING METHOD AND APPROACH

14.1 Summary

The Briggs drill hole database consists of a total of 758 exploration and development drill holes. In addition during the course of the mining activity there are 157,480 blastholes in an incomplete digital database. The blastholes were not used for grade modeling but were used for grade outlines and data validation.

14.2 Reverse Circulation Sampling

Historic RC sampling was collected mainly on 5-foot increments but it is not known if the drilling was conducted dry or wet or what type of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any records of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-43-101 documentation. Companies that used industry standard practices conducted the post-1988 programs that comprise the database and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

Boart-Longyear personnel collected samples during the 2005-2006 programs. A sampler was dedicated to collecting the sample and placing washed cuttings into the chip trays under the supervision of a qualified geologist. All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized. The wet splitter was set up to collect two samples for each 5-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample. Both samples were labeled with the drill hole identification and the footage interval. The duplicate sample was labeled in the same manner except had an added “D” placed on the bag. Cloth sample bags, inside the secured mine site, were allowed to drain at the drill site for normally 1-2 days prior to collection and transporting to the laboratory.

The normal procedure of allowing the buckets to over flow from the wet rotary splitter was used. The heavy sample fraction hopefully settles rapidly enough to prevent the loss of gold mineralization and at the same time produce a representative sample. To test the impact of this industry standard collection procedure, one drill hole was sampled where the entire split was collected into multiple buckets with no overflow. The fine fraction was then sampled and compared to a normally collected sample. The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow

14.3 Core Sampling

During the 2005-2006 programs, drill core was selected by the (B Fleshman) after logging. Individual samples were selected based on observed mineralization within lithological or structural contacts. The minimum sample length was 2.9-feet. Core selected for sampling was marked with a metal tag at the start of the sample run. Where possible the cut lines were drawn on the core to guide the sawing. A dedicated core saw was used for the sample collection. The author (B Fleshman) cut and sampled the core. After sawing the sample interval was placed into a plastic bag labeled with the corresponding sample interval.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 34

14.4 Bulk Samples

Near surface and underground bulk samples were taken for metallurgical testing (see metallurgical section). In addition, crusher samples were taken for production monitoring. None of the testwork was reported to have any assay values that would make the drill samples suspect.

14.5 Drill Data

An audit of the database as it existed in 1994 was completed as part of WSE’s feasibility study. WSE appears to have conducted an adequate audit of the database, as it existed at the time of their report. The audit consisted of a two-stage approach, beginning with a database review designed to detect database input errors (stage 1). In stage 2, WSE conducted a statistical review of the database as it related to the compilation of a resource estimate. This included the determination of statistical sub-populations, as well as an examination of the frequency distribution, mean, standard deviation and anomalous high-grade samples.

WSE examined the drill database to determine if the differing drill methods (core vs RC) had any notable statistical differences that might impact the resource estimation. WSE compared the average grades and standard deviations of both the core holes and the RC holes from the PN series, which WSE felt were better documented (Table 14-1). WSE conclusion was that there was no apparent bias given this general analysis.

Table 14-1: WSE Statistical Comparison of Drill hole Types (0.010 opt Cut-off Grade)

Drill hole Type	No. of Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Core (17)	1,148	0.0359	0.0290	0.79
RC (303)	6,084	0.0361	0.0359	1.00

Lithological biases were also examined by WSE comparing the average grades and standard deviations of the dominant rock units (Table 14-2). Not all of the drill data has been coded into the database and unfortunately, the logging formats have varied over the years and to adequately evaluate the data re-logging all of the chips and core would be required.

Table 14-2: WSE Statistical comparison of lithology groups (0.010 opt Cut-off Grade)

Rock type	Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Amphibolite	4,460	0.0431	0.0410	0.95
Quartz-Feldspar	11,352	0.0294	0.0278	0.94
Mixed, Amphibolite Dominant	492	0.0402	0.0330	0.82
Mixed, Quartz Dominant	920	0.0339	0.0281	0.82

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 35

During the 2005-2006 RC drilling, 3683 samples were submitted to ALS Chemex for preparation and analysis. Utilizing a cutoff of 0.01 oz Au/t, the RC samples have a mean of 0.053 oz Au/t and a standard deviation of 0.111 from a total of 574 samples. This grade is much higher then reported in the previous programs (Table 14-1). The higher average grade is partially explained by the number of drill holes targeting the Gold Tooth extension between the Gold Tooth and BSU open pits, but also may highlight the need to cap these gold grades prior to resource estimation. The range of the grades is from less than detection to a high of 2.15 oz Au/t. The grade distribution indicates a population break around 0.15 oz Au/t and possibly a slight change around 0.2 opt (Figure 14-1). At a cutoff of 0.10 oz Au/t, 73 samples have a mean of 0.215 oz Au/t and standard deviation of 0.252.

Figure 14-1: Grade Distribution 2005-06 RC Drill holes

14.6 Blasthole Drilling

The blasthole data supports the validity of the exploration and development sampling at Briggs and is discussed in more detail in the modeling section. There are at total of 157,480 blastholes recorded digitally, which is estimated at +80% of all blastholes. The mean of blastholes greater than 0.01 oz Au/t is 0.033 with a standard deviation of 0.033, which is in line with WSE numbers. The blast holes are AA-analysis and should be slightly lower than fire assays.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 36

15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

15.1 Summary

Prior to conducting the exploration core-drilling program in 2005-2006, a Quality Assurance and Quality Control program (QA/QC) was designed to meet the requirements of the National Instrument 43-101. The QA/QC program includes all aspects of the data collection from accurate reporting of drill collars, and down-hole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards to database management.

Both the RC and core drilling and the logging and sample collection were done under the supervision of Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill program.

15.2 Sample Security

RC samples within the secured fenced mine area were allowed to drain at the drill site for 1-2 days. After the samples had drained they were collected and placed into new 50-gallon transport drums that were sealed and placed on pallets. Normally only one drill hole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form containing a list of the samples in the shipment and the date and method of transport. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number returned to the geologist.

Drill core was stacked in a dedicated secure area by drill hole number. After the core was split for analysis and bagged it was placed in a secure area inside the fenced mine area. The author (B Fleshman) transported the core samples to the assay laboratory.

15.3 Drill Sample Preparation and Analysis

A certified assay laboratory (ALS Chemex Laboratories of Sparks, Nevada) was selected to perform a one-assay ton fire assay with an atomic adsorption finish. Duplicates assays where required will be sent to American Assay Laboratories, Sparks, Nevada. ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Management System Registration. The Bill Fleshman prior to the program has reviewed the laboratory facilities.

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

1.
Crushing – Samples are dried at 110-120[0]C and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70% of the sample must pass a 2mm (10 mesh) screen (Figure 15.1).

2.	Pulverizing – Greater than 85% of the ring pulverized sample passes through a 75-micron screen (Tuler 200 mesh).

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 37

Figure 15-1: Crushing specification curve

These characteristics are measured and results reported and logged to verify the quality of sample preparation. ALS Chemex standard operation procedures require that at least one sample per day is taken from each sample preparation station. Measurement of sample preparation quality allows the identification of equipment, operators and processes that are not operating with specifications.

15.3.1 ALS Chemex Quality Assurance Program

The quality function is an integral part of the all day-to-day activities at ALS Chemex and involves all levels of its staff. Responsibilities are formally assigned for all aspects of the quality assurance program. QC results from all sample preparation laboratories are reported to the QC department monthly. The data is combined and reported to senior management. Review of the performance of each branch takes place as part of a monthly quality assurance meeting. Figure 15-2 is a typical control chart.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 38

Figure 15-2: Typical sample preparation control chart

15.3.2 Analytical Quality Control-Blanks, Reference materials and Duplicates

The Laboratory Information Management System inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with method. The rack size is the number of samples including the QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals and duplicates are analyzed at the end of the batch. Quality control samples are inserted based on the following rack sizes (figures 15.3 to 15.7) specific to the method:

Figure 15-3: Quality control inserts specifications

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 39

Figure 15-4: QAQC precision specifications

Figure 15-5: QAQC evaluation of trends

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 40

Figure 15-6: QAQC external proficiency tests

Figure 15-7: QAQC precision specification and definitions

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 41

16.0 DATA VERIFICATION AND QA/QC PROGRAMS

Historic drill samples were analyzed at four laboratories including American Assay, Barringer Laboratories, Bondar-Clegg and Skyline. WSE reviewed the historic reports and concluded that the check assay data indicates that the analytical results have been reasonably compiled. Also, standards were utilized during the drilling and the results indicate that there is reasonable control between the laboratories.

During the 2005-2006 program standards and blanks were submitted to ALS Chemex with the sample shipments. The analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand (SK21 and SG14). Standards were selected based on grade and mineralogical component. Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold. These qualities closely match the ore hosts at the Briggs Mine. The expected gold contents of the standards are based on analysis returned from a number of different laboratories (26 in the case of SK21 and 30 sets of values for SG14). Sk21 has an average gold concentration of 4.048µg/g with a 95% confidence interval 0.041µg/g. Standard SG14 has an expected average gold content of 0.989µg/g (+/- 0.019µg/g) at the 95% confidence interval. The “Certificate of Analysis” for each reference standard is available from Canyon. The “blank” was prepared from silica sand purchased from a local hardware chain.

In addition to monitoring results from the laboratory, the QAQC program highlighted areas that need to be changed or improved with respect to the submittal procedure. Firstly, the silica sand did not prove to be sufficiently homogeneous to act as an adequate blank reference. The batches of sand also varied with respect to visible impurities. A much larger pure material of better-known value will have to be developed on site. Figure 16-1 contains the results of for the blanks submitted with the drill samples. The samples averaged 0.025 ppm Au,

Fifty-five (55) splits of SG14 were submitted to ALS with the drill samples (Figure 16-2). The reported value for this standard is 0.989ppm. Results from ALS ranged from a low of 0.087ppm to a high of 1.22ppm Au. The average value reported during the 2005-06 drill programs was 0.9937ppm with a standard deviation of 0.1335.

Results for SK21 averaged 3.739ppm with a standard deviation of 1.3 (Figure 16-3). The standard has a reported gold concentration of 4.048ppm. The low analytical values are possibly attributed to the submittal procedures, which caused the SG14 to be coded as SK21. The author (B Fleshman) has discussed this with the appropriate mine site personnel and changes will be implemented to prevent this from occurring in the future. The high value returned as SK21 (8.16ppm) appears to be a lab error. In the lab report, the adjacent sample to this high value contains a value near the acceptable value for the standard.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 42

Figure 16-1: Gold assay results from “Blank” submitted with drill samples.

Figure 16-2: Gold assay results from Standard SG-14 submitted with drill samples.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 43

Figure 16-3: Gold assay results from Standard Sk-21 submitted with drill samples.

In addition to the assay standards and blanks submitted to the ALS Chemex laboratory, several duplicate samples collected at the drill rig were submitted to the on-site Briggs, assay facility. Duplicate samples were collected for every sample taken at the drill rig. The Briggs laboratory performed 947 gold analyses, 413 fire assays and 534 cyanide extraction assays on the drill samples. The mean for all of the fire assays completed by the Briggs lab averaged 0.031 oz Au/t. ALS returned an average of 0.036 oz Au/t for the same samples (Figure 16-4) indicating the Briggs facility has reported values with a slight underestimation.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 44

At higher cutoffs the difference increases (Figure 16-5). Using a cutoff of 0.01oz Au/t the ALS samples averaged 0.085 while Briggs on site lab averaged 0.071 opt for same set of duplicate samples. As indicated by the trend line the dispersion increases at higher grades.

Figure 16-6 shows the relative percent error for the duplicates between ALS Chemex and Briggs. None of the Briggs results were incorporated into the current resource estimations.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 45

Figure 16-4: ALS assays compared to Briggs onsite for duplicate drill samples.

Figure 16-5: ALS assays vs. Briggs duplicate drill samples at 0.01 oz Au/t cutoff

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 46

Figure 16-6: Relative percent error- ALS Chemex vs Briggs duplicates, >0.01opt

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 47

17.0 ADJACENT PROPERTIES

The only adjacent properties of known significance are the Jackson and Cecil-R prospects just to the north of the Briggs Mine along the range front (respectively about 2.5 and 4 miles). Both properties are controlled by Canyon. The Worldbeater and Gold Bug properties are currently active exploration properties but they are at much higher elevation in the Panamint Range and geologically dissimilar to the Briggs Mine.

An additional 6 RC holes were drilled at the Cecil-R prospect during the 2006 drill program. Total drilling now consists of 55 holes at about 200-foot spacing. The prospect has not been re-evaluated following the recent drilling. No Reserves or Resources have been reported for the prospect. Table 17-1 shows the summary statistics for the gold values from samples at Cecil-R.

Table 17-1: Statistics of sample Au values at Cecil-R prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.385	3063	0.00586	0.01647	#VALUE!	2.81
0.001	0.385	2985	0.00601	0.01666	0.00432	2.77
0.004	0.385	817	0.01846	0.02826	0.01665	1.53
0.007	0.385	532	0.02565	0.03283	0.02374	1.28
0.010	0.385	353	0.03417	0.03753	0.03224	1.10
0.015	0.385	254	0.04239	0.04142	0.04039	0.98
0.020	0.385	189	0.05071	0.04511	0.04869	0.89
0.030	0.385	113	0.06804	0.05149	0.06593	0.76
0.050	0.385	65	0.08915	0.05948	0.08686	0.67
0.100	0.385	14	0.17271	0.08234	0.17081	0.48

No new holes were drilled at the Jackson prospect during the 2006 drill program. Total drilling now consists of 35 holes that are widely and irregularly spaced. No Reserves or Resources have been reported for the prospect. Table 17-2 shows the summary statistics for the gold values from samples at Jackson.

Table 17-2: Statistics of sample Au values at Jackson prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.370	2486	0.00340	0.01322	0.00215	3.88
0.001	0.370	2486	0.00340	0.01322	0.00215	3.88
0.004	0.370	329	0.01781	0.03285	0.01463	1.84
0.007	0.370	177	0.02897	0.04165	0.02588	1.44
0.010	0.370	103	0.04382	0.04953	0.04180	1.13
0.015	0.370	71	0.05797	0.05398	0.05661	0.93
0.020	0.370	55	0.06969	0.05614	0.06830	0.81
0.030	0.370	43	0.08195	0.05778	0.08027	0.71
0.050	0.370	29	0.10172	0.06112	0.09991	0.60
0.100	0.370	11	0.15327	0.07271	0.15124	0.47

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 48

A plot of the statistics for Cecil-R and Jackson sample gold values were compared against the statistics for the remaining sample values at Briggs. Figure 17-1 shows the plot, which demonstrates that the style of mineralization is similar between the projects.

Figure 17-1: Plot of statistics for Cecil-R, Jackson and Briggs

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 49

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The initial metallurgical testwork performed on Briggs ore (oxide and sulfide) indicated that conventional heap leach methods could be economically used. The majority of the testwork was performed by McClelland Laboratories, which included numerous bottle rolls and column leach tests performed on near surface and underground bulk samples and drill hole samples from both core and reverse circulation drilling. The tests were performed at various size fractions to help determine the best economical crush size. Initial work indicated that the finer the crush size the better the recoveries. It was determined that Briggs ore would need to be crushed (oxide and sulfide) to nominally 80% minus ¼-inch to achieve recoveries averaging 78%.

Commercial production commenced in 1996 and continued into 2004. During that period, material was mined from three different pits. In 1998 it was determined through a pilot test heap and numerous leach columns that low grade oxide material would be placed on the heap as run-of-mine (ROM) ore. From 1998 through 2001 a combination of crushed material and ROM was placed on the heap. In 2002 Briggs converted entirely to run-of-mine due to the low gold prices and changes in ore types associated with the North Briggs and Gold Tooth pits. A total of 553,669 ounces of gold have been recovered through May 2006, from the 733,850 ounces of gold placed on the heap. Total leach pad recovery stands at 75.4% compared to the 75.1% that was predicted.

During operations, metallurgical testing was conducted on material placed on the heap. A combination of monthly crusher composite columns, bulk ROM composite columns and various bottle rolls were performed to assist in determining recoveries and operating parameters for the different pits and ore types. Table 18-1 shows the various recoveries used in determining heap recovery.

Table 18-1: Predicted recovery for pit and ore type

Origination	Material	Processing Method	Predicted Recovery
	Oxide	Crushed	84%
Briggs Pit	Sulfide	Crushed	72%
	Oxide	ROM	55%
	Sulfide	ROM	15%
North Briggs Pit	Oxide	Crushed	84%
		ROM	80%
Gold Tooth	Oxide	Crushed	84%
	Sulfide	Crushed	75%
	Oxide	ROM	66%
	Sulfide	ROM	55%

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 50

19.0 MINERAL RESOURCE ESTIMATE

19.1 Definitions

The term “Mineral Resources”, “Inferred Mineral Resource”, Indicated Mineral Resource” and “Measured Mineral Resource” have the meanings ascribed to those term by The Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standard on Mineral Resources and Reserve Definition and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian institute of Mining, Metallurgy, and Petroleum. United States investors are cautioned that “Mineral Resources” are not “Mineral Reserves”. Mineral Resources have no demonstrated economic viability and may never be economically developed or mined.

19.2 Drill hole Database

The drill hole database for the pre-2006 drilling at Briggs was transferred from the Project Manager‘s (Bill Fleshman) computer. A new project was created (Briggs2006) and the database structures copied. The drill data was taken from a MedSystem database that was verified by spot-checking the original drill logs, assay sheets and collar locations. A second MedSystem database was located that included additional drill holes but some conflicts were noted with the original database. Validation supported the original database except for the additional holes. For the Briggs area only (Cecil R area, Jackson area and the underground drilling drill holes excluded) there were 78 holes with significant differences between the databases but 58 were only slight variations in drill hole depth). The data in the accepted database (DHCHKD) was correct in all but two cases, which were reversed coordinates (PN389 and PN390). These holes were verified by elevation plots and corrected in the DHCHKD database.

An additional 13 holes (PN 480-481, GT 102-110, GT114 and GT 117) were not in the DHCHKD database but were added after validating the holes by the original log and assay sheets. In validating the drill logs, an additional 16 logs were found with CN-assays from the Briggs Lab only. The other holes had all been assayed by fire assay methods by outside commercial laboratories. Eight of the logs had coordinates and eight did not. The holes with coordinates were added to the database but assays were only recorded into a CN-Briggs assay field and are not used for grade modeling.

Bill Fleshman has been responsible for executing the Briggs 2006 drill program and for maintaining data entry for the new holes. Spot checks of hole locations and assay entry were made during time at the Briggs Mine site. Database checks were also run within Gemcom software testing for hole or interval duplication and out of sequence intervals. The Gemcom software uses a Microsoft Access database.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 51

Table 19-1 lists the holes in the Briggs database exclusive of the Cecil R and Jackson areas.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 52

Table 19-1: Drill holes used for June 2006 Mineral Resource model

HOLE-ID	No of Holes	Footage
BN-holes	108	35,980
GT-holes	114	34,067
PN-holes	457	163,247
PNC-holes (core)	17	6,317
MW4	1	835
Briggs-pre2006	697	240,446
R-holes 2006	61	20,677
Total Holes	758	261,123

After database validation, assays data from Lab assay sheets for 17 holes were compared to the database assays. No discrepancies were noted except for “-1” and “1” recorded for missing samples. These values were missed in the import from MedSystem as “-2” was normally used for missing data. These values were set to “NS” in the database. The values could have caused problems in statistics and estimation.

19.3 Sample Assay Statistics

19.3.1 Analysis of All Gold Samples

Drilling is mostly by reverse circulation methods (RC) with assays collected on 5-foot intervals. The PNC-holes were recorded as diamond holes. The statistics of all 5-foot samples in the Briggs area are shown in Table 19-2. The mineralized population is defined by plus 0.007 oz Au/t values with a distinct background values below 0.004 opt. There is an overlap of values from 0.004 to 0.006 oz Au/t that can either be threshold or low values within the mineral population.

Table 19-2: Sample assay statistics - Briggs area - All samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
0.000	2.150	49892	0.00972	0.03009	N/A	N/A	N/A	3.09
0.001	2.150	38655	0.01255	0.03366	-5.59030	2.04122	0.01036	2.68
0.004	2.150	16597	0.02738	0.04747	-4.16138	0.96767	0.02529	1.73
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53
0.010	2.150	10016	0.04125	0.05697	-3.53105	0.53766	0.03830	1.38
0.015	2.150	7827	0.04919	0.06216	-3.29873	0.43778	0.04597	1.26
0.020	2.150	6224	0.05726	0.06739	-3.11109	0.37693	0.05379	1.18
0.030	2.150	4189	0.07286	0.07745	-2.82986	0.31197	0.06898	1.06
0.050	2.150	2219	0.10320	0.09665	-2.44620	0.25870	0.09858	0.94
0.100	2.150	652	0.18816	0.14534	-1.81248	0.21946	0.18218	0.77

The overlap is clearly shown in Figure 19-1, which is a log-histogram plot of all samples values. The histogram is clipped to show the primary lognormal population. Once into the primary gold population, the coefficient-of-variation (CV) is very reasonable. There are only 3 samples above the 0.8 oz Au/t (0.996, 1.0210 and 2.150). With these sample clipped, the CV drops to 1.37 at the 0.007 cutoff. With this population distribution, the composites should be well behaved; therefore no cutting was done on the samples.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 53

Figure 19-1: Log histogram of samples values

19.3.2	Analysis of Au Samples by Drill Type

Table 19-3 shows a comparison of the RC-holes vs the core-hole statistics at a 0.007 oz Au/t cutoff grade. The log estimates of the mean shows that there is no significant difference between the statistical populations. The RC-samples have a few outlier values that raise the un-cut mean of RC-samples slightly higher than core-samples.

Table 19-3: Comparison of RC samples vs core samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Diamond drilling
0.007	0.265	783	0.03178	0.02785	-3.72473	0.52142	0.03130	0.88
RC drilling
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53

19.3.3	Analysis of Mined vs Unmined Samples

Because around half of the Briggs zone of mineralization has been mined, a comparison was evaluated for the samples from all the drilling vs the samples in the remaining (or unmined) portion of the Mineral Resource. Table 19-4 and Figure 19.2 show the comparison. The mean values for the remaining samples are slightly higher at lower cutoff grades and slightly lower at higher cutoff grades. The conclusion is that there is no bias to using all samples to model the zone of mineralization and the Mineral Resource. Mining has not preferentially removed a higher-grade portion of the mineralized zone. Economic limits of previous mining were determined by strip ratio rather than grade.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 54

Table 19-4: Comparison of all samples vs unmined samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Samples – All original and remaining rock
0.000	2.150	49892	0.00972	0.03009	N/A	N/A	N/A	3.09
0.001	2.150	38655	0.01255	0.03366	-5.59030	2.04122	0.01036	2.68
0.004	2.150	16597	0.02738	0.04747	-4.16138	0.96767	0.02529	1.73
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53
0.010	2.150	10016	0.04125	0.05697	-3.53105	0.53766	0.03830	1.38
0.015	2.150	7827	0.04919	0.06216	-3.29873	0.43778	0.04597	1.26
0.020	2.150	6224	0.05726	0.06739	-3.11109	0.37693	0.05379	1.18
0.030	2.150	4189	0.07286	0.07745	-2.82986	0.31197	0.06898	1.06
0.050	2.150	2219	0.10320	0.09665	-2.44620	0.25870	0.09858	0.94
0.100	2.150	652	0.18816	0.14534	-1.81248	0.21946	0.18218	0.77
Samples – All in remaining rock
0.000	2.150	30703	0.00566	0.02418	N/A	N/A	N/A!	4.27
0.001	2.150	21628	0.00804	0.02848	-5.97175	1.53382	0.00549	3.54
0.004	2.150	6744	0.02281	0.04779	-4.37741	0.90927	0.01979	2.10
0.007	2.150	4683	0.03073	0.05553	-3.94966	0.69864	0.02731	1.81
0.010	2.150	3378	0.03940	0.06327	-3.61960	0.57052	0.03564	1.61
0.015	2.150	2433	0.04973	0.07195	-3.33036	0.48849	0.04568	1.45
0.020	2.150	1840	0.06001	0.08006	-3.10498	0.43538	0.05573	1.33
0.030	2.150	1178	0.07973	0.09449	-2.77173	0.36423	0.07505	1.19
0.050	2.150	651	0.11297	0.11689	-2.37485	0.29202	0.10765	1.03
0.100	2.150	234	0.19195	0.16706	-1.79559	0.21420	0.18480	0.87

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 55

Figure 19-2: Graph of all samples vs samples in unmined rock

19.3.4	Analysis by Rock Type

Only the PN-holes have rock codes entered in the database as discussed above. The data is available on paper geologic logs but has not yet been entered. The available rock code data was evaluated and shows higher gold values for amphibolites and chlorite-rich rocks vs the felsic gneiss but the relationship is very complex and gradational. The division of amphibolites or chlorite-rich rocks compared to the felsic gneiss may be a factor in controlling grade but these divisions are qualitative and more complex than using gold values. At the sample level the distinction is clear but is less apparent with 20-foot bench composites and even less clear at the mining level. A refinement of the geologic model may be possible with a detailed geologic interpretation but the potential improvement would be at the grade-control level by improving the grade distribution. The higher-grade mean of the amphibolites and chlorite-rich rocks is apparent on the graph. If a geologic model could be developed to reflect this difference, the model might improve the grade distribution and improve short-term mine planning. For now, the conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model. Table 19-5 shows the sample statistics by mineralized rock types and Figure 19.3 graphs the comparative distributions.

The higher mean of the amphibolites and chlorite-rich rocks is apparent on the graph. If a geologic model could be developed to reflect this difference, the model might improve the grade distribution and improve short-term mine planning. For now, the conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 56

Table 19-5: Statistics of samples by rock type

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Felsic Gneiss
0.004	1.114	7684	0.02167	0.03357	-4.29484	0.80610	0.02041	1.55
0.007	1.114	5703	0.02753	0.03722	-3.92895	0.55738	0.02598	1.35
0.010	1.114	4341	0.03355	0.04084	-3.65601	0.41449	0.03178	1.22
0.020	1.114	2473	0.04762	0.04961	-3.22793	0.27385	0.04546	1.04
0.050	1.114	700	0.08875	0.07859	-2.55812	0.18835	0.08510	0.89
0.100	1.114	135	0.18042	0.14450	-1.86267	0.22100	0.17340	0.80
Chlorite-rich Rocks
0.004	0.745	1470	0.03545	0.05018	-3.85022	0.96783	0.03452	1.42
0.007	0.745	1254	0.04071	0.05256	-3.59484	0.68619	0.03871	1.29
0.010	0.745	1076	0.04604	0.05495	-3.39968	0.52843	0.04348	1.19
0.020	0.745	773	0.05811	0.06068	-3.08499	0.36939	0.05501	1.04
0.050	0.745	295	0.10004	0.08186	-2.46819	0.25264	0.09615	0.82
0.100	0.745	79	0.18894	0.11704	-1.79202	0.21108	0.18517	0.62
Amphibolite Rocks
0.004	0.398	2041	0.03555	0.04038	-3.80393	0.94441	0.03573	1.14
0.007	0.398	1770	0.04023	0.04141	-3.57174	0.67864	0.03946	1.03
0.010	0.398	1537	0.04507	0.04238	-3.38528	0.51463	0.04381	0.94
0.020	0.398	1104	0.05675	0.04487	-3.06645	0.34079	0.05524	0.79
0.050	0.398	451	0.09226	0.05198	-2.48717	0.17590	0.09079	0.56
0.100	0.398	124	0.15405	0.06360	-1.93586	0.11589	0.15291	0.41

Figure 19-3: Plot of sample means (logs) by rock type

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 57

Table 19-6 and Figure 19-4 show the rock type statistics for the 20-foot bench composites (coded by dominant rock type in the composite). The complexity of the rock distribution is apparent in that the mean of amphibolites is closer to the felsic gneiss than with the samples. The relationship is even more muted at the mining block size. The chlorite-rich rocks still show a higher mean.

Table 19-6: Statistics of 20-foot bench composites by rock types

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Felsic Gneiss
0.004	0.631	2213	0.01938	0.02278	-4.28979	0.63035	0.01879	1.18
0.007	0.631	1654	0.02412	0.02459	-3.96607	0.41958	0.02337	1.02
0.010	0.631	1337	0.02784	0.02600	-3.77307	0.32209	0.02700	0.93
0.020	0.631	706	0.03971	0.03121	-3.34763	0.19134	0.03870	0.79
0.050	0.631	145	0.07543	0.05385	-2.67216	0.11885	0.07333	0.71
0.100	0.631	14	0.17832	0.13004	-1.86118	0.20019	0.17186	0.73
Chlorite-rich Rocks
0.004	0.203	20	0.03295	0.04448	-4.00188	1.05823	0.03103	1.35
0.007	0.203	16	0.03992	0.04723	-3.68152	0.80887	0.03774	1.18
0.010	0.203	13	0.04700	0.04978	-3.45049	0.71045	0.04526	1.06
0.020	0.203	8	0.06770	0.05393	-2.92338	0.41349	0.06610	0.80
0.050	0.203	4	0.10118	0.05888	-2.42428	0.23149	0.09941	0.58
0.100	0.203	1	0.20303	0.00000	-1.59439	0.00000	0.20303	0.00
Amphibolite Rocks
0.004	0.167	565	0.02972	0.02459	-3.83200	0.67789	0.03041	0.83
0.007	0.167	494	0.03321	0.02438	-3.63133	0.45092	0.03318	0.73
0.010	0.167	449	0.03569	0.02421	-3.51572	0.34817	0.03538	0.68
0.020	0.167	321	0.04387	0.02412	-3.24012	0.20446	0.04337	0.55
0.050	0.167	84	0.07621	0.02500	-2.61878	0.08183	0.07594	0.33
0.100	0.167	11	0.12879	0.01871	-2.05963	0.01970	0.12876	0.15

Figure 19-4: Plot of 20-foot bench composite means by rock type

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 58

19.4 Geologic (Rock) Modeling

As demonstrated above, the amphibolites and chlorite-rich rocks have a higher mean grade than the quartz-feldspar rocks demonstrating that the more iron-rich rocks are more favorable for gold distribution; however, this division is very complex and not possible to model with the current level of geologic logging. Also, because the rock units are not discrete but are gradational units, there is a great deal of variability in logging by different individuals. Furthermore, the divisions are more at the sample scale rather than the bench or mining scale. The conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model.

The current model uses a mineralized envelope based on an approximate 0.006 gold-cutoff grade. Composites of 0.006 in lower grade material were not modeled. Based on current economics, the open pit cutoff grade is estimated to be between 0.007 and 0.010 oz Au/t meaning that most of the global Mineral Resource will be ore-grade. Higher cutoff grades will have less local reliability and could possibly benefit from detailed geologic modeling; however, no improvement to the current bulk mining approach is anticipated. The entire Briggs Mineral Resource is modeled as one to facilitate evaluation and better mine planning but the three zones (Main/BSU, Gold Tooth and NBR) are modeled with different parameters.

The grade envelopes were developed first in cross section (100-foot spaced east-west sections) using the 20-foot bench composites and the available blasthole data. A series of blasthole files were combined and imported to a blasthole point database. The blasthole data provided an excellent representation of the ore-grade mineralization in mined areas showing the precise ore/waste contacts and demonstrating the continuity of mineralization. The ore/waste contacts provided extra control in projecting the mineralized envelopes into the unmined rock. The ore envelopes were then projected from cross section to the 20-foot bench plans. Using a combination of the blastholes, bench composites and the section projections, the mineralized envelopes were finalized on the bench plans. Again, the blastholes provide excellent ore/waste contacts for projecting into the remaining rock. Some adjustments of the envelopes were required because the drill holes were not down-hole surveyed and minor drill hole deviation was apparent.

A higher-grade zone was mined underground from the pit wall of the North Briggs (NBR) pit and a zone of higher-grade mineralization (plus 0.10 oz Au/t) occurs along the Gold Tooth fault. These zones are effectively masked in the open pit model because of bench compositing and top cutting. There may be opportunity to exploit the higher-grade Gold Tooth zone from the final Gold Tooth pit. The limited underground mining in the NBR was removed from the model after grade modeling by assigning a special rock code with a density of zero.

The Briggs Mine mineralization generally contains very low sulfides but there is a distinct increase in sulfide content with depth as meteoric oxidation is less pervasive. Recovery is slightly lower with more sulfides but this data is not provided in the database for modeling. Rock codes used for the 2006 model are as follows in Table 19-7.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 59

Table 19-7: Model rock codes and densities

Rock Type	Density-Cuft/ton	Density- tons/Cuft	Block Model Code
Air	0.0	0.0000	0
Alluvium	18.0	0.0556	10
Backfill	18.0	0.0556	8
Rock (waste)	12.2	0.0820	9
Ore Material	12.2	0.0820	100
UGMINED	0.0	0.0000	2
Rock includes unmineralized Meta-volcanic and Meta-igneous rocks

Figure 19-5 shows the mineralized polygons for the 1600-foot bench (typical level that shows all the zones) relative to the existing topography and pits. Appendix B shows the mineralized polygons on a set of bench (plan) maps and cross sections.

19.5 Density

Density is based on measurements of metallurgical samples taken in 1992 (Briggs Feasibility Study). McClelland Laboratories analyzed thirty-two samples from 8 HQ-drill holes for bulk density. Results were 11.9 cuft/ton and 12.0 cuft/ton respectively for samples less than and greater than 0.015 oz Au/t. A value of 12.2 cuft/ton was assigned to all in-situ rocks to account for voids. The values are supported by subsequent production. A density value of 18.0 cuft/ton was developed from the H-3890-1 BLM “Handbook for Mineral Examiners” with an adjustment for larger boulder-size particles (Briggs Feasibility).

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 60

Figure 19-5: Mineralized polygons on 1600 level with current topography

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 61

19.6 Composite Statistics

The drill hole assay data was composited into 20-foot bench composites corresponding to the mining benches. Table 19-8 shows the statistics for the bench composites in the Briggs area. At the 0.007 oz Au/t cutoff grade the CV is 1.11, which is very reasonable for Ordinary Kriging particularly with a small top-cut.

Table 19-8: Composite assay statistics - Briggs area - all composites

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
0.000	0.685	12256	0.00959	0.02125	N/A	N/A	#VALUE!	2.22
0.001	0.685	9373	0.01246	0.02357	-5.33996	1.81340	0.01188	1.89
0.004	0.685	4616	0.02354	0.02976	-4.16432	0.75169	0.02263	1.26
0.007	0.685	3580	0.02881	0.03191	-3.85026	0.52173	0.02761	1.11
0.010	0.685	2981	0.03291	0.03350	-3.66237	0.41332	0.03156	1.02
0.015	0.685	2293	0.03907	0.03596	-3.44088	0.32078	0.03761	0.92
0.020	0.685	1749	0.04582	0.03877	-3.24950	0.26415	0.04427	0.85
0.030	0.685	1106	0.05821	0.04421	-2.97855	0.20958	0.05649	0.76
0.050	0.685	461	0.08640	0.05728	-2.55750	0.16877	0.08432	0.66
0.100	0.685	92	0.16563	0.08900	-1.88068	0.13359	0.16302	0.54

19.7 Composite Statistics of Mineralized Zone

The 20-foot bench composites were then tagged with the polygon code from the bench plans and this data extracted for analysis and modeling. The statistics of the composites within the mineralized zone are discussed below in detail, as this is the data used to calculate the block model. Table 19.9 shows the statistics for the mineralized composites for the Briggs Mine and for the Gold Tooth, Main/BSU and NBR zones. The largest zone is the Main/BSU area, which contains the most pervasive and disseminated mineralization is also the lowest grade averaging 0.024 oz Au/t. The Gold Tooth zone, which is more controlled by in the hanging wall of the Gold Tooth fault, is slightly higher grade at 0.028 oz Au/t. The highest-grade zone is the NBR (0.031 oz Au/t), which contains high-grade mineralization controlled by a flat fault. This is the site of limited underground mining in which 111,000 tons were mined at a grade of 0.189 oz Au/t (20,980 ounces gold).

Table 19.10 shows the statistics for the mineralized composites in the remaining rock (unmined). The mean of all remaining composites is 19.4% lower that the mean of all the mineralized composites. The lower mean of all samples is to be expected as a higher percentage of waste values remain; however, it is not significantly lower to suggest another population of data. The composite mean of remaining data is actually higher above the 0.02 oz Au/t cutoff grade.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 62

Table 19-9: Statistics of 20-foot composites within mineralized envelopes

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
20-foot bench composites - total Briggs mineralized envelopes
0.001	0.685	3978	0.02600	0.03109	-4.03499	0.73376	0.02552	1.20
0.004	0.685	3873	0.02663	0.03127	-3.98150	0.64062	0.02570	1.17
0.007	0.685	3432	0.02931	0.03226	-3.82971	0.51740	0.02813	1.10
0.010	0.685	2902	0.03312	0.03370	-3.65548	0.41324	0.03178	1.02
0.015	0.685	2246	0.03919	0.03612	-3.43808	0.32094	0.03772	0.92
0.020	0.685	1719	0.04587	0.03890	-3.24903	0.26503	0.04431	0.85
0.030	0.685	1087	0.05829	0.04437	-2.97748	0.21009	0.05656	0.76
0.050	0.685	456	0.08633	0.05740	-2.55849	0.16865	0.08423	0.66
0.100	0.685	91	0.16546	0.08948	-1.88253	0.13474	0.16281	0.54
0.000	0.210	3964	0.02498	0.02451	-4.04491	0.70794	0.02495	0.98
Main and BSU areas
0.001	0.685	2986	0.02426	0.02418	-4.04515	0.67068	0.02448	1.00
0.007	0.685	2582	0.02727	0.02468	-3.84115	0.44163	0.02677	0.91
0.020	0.685	1320	0.04106	0.02809	-3.30702	0.19225	0.04032	0.68
0.001	0.210	2985	0.02404	0.02095	-4.04638	0.66640	0.02440	0.87
Gold Tooth area
0.001	0.631	631	0.02995	0.04510	-4.03320	0.88708	0.02761	1.51
0.007	0.631	535	0.03432	0.04768	-3.81614	0.71218	0.03143	1.39
0.020	0.631	250	0.05941	0.06056	-3.10016	0.45448	0.05653	1.02
0.001	0.210	625	0.02722	0.03284	-4.06009	0.81839	0.02597	1.21
North Briggs (NBR) area
0.001	0.332	361	0.03344	0.04640	-3.95405	0.98017	0.03131	1.39
0.007	0.332	315	0.03754	0.04832	-3.75898	0.80121	0.03479	1.29
0.020	0.332	149	0.06579	0.05837	-2.98515	0.45531	0.06345	0.89
0.001	0.210	354	0.02887	0.03308	-4.00577	0.86124	0.02801	1.15

Table 19-10: Statistics of 20-foot mineralized composites within remaining rock

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
20-foot bench composites - from mineralized envelopes in remaining rock
0.001	0.685	1477	0.02184	0.03048	-4.20697	0.63238	0.02043	1.40
0.004	0.685	1459	0.02208	0.03059	-4.18326	0.59099	0.02049	1.39
0.007	0.685	1246	0.02483	0.03231	-4.02178	0.51008	0.02313	1.30
0.010	0.685	949	0.02998	0.03549	-3.78172	0.42446	0.02817	1.18
0.015	0.685	641	0.03847	0.04051	-3.48275	0.34644	0.03653	1.05
0.020	0.685	459	0.04685	0.04521	-3.25413	0.29720	0.04480	0.96
0.030	0.685	274	0.06193	0.05341	-2.94238	0.24616	0.05965	0.86
0.050	0.685	119	0.09319	0.06929	-2.49923	0.19262	0.09045	0.74
0.100	0.685	28	0.17387	0.10644	-1.84423	0.14330	0.16990	0.61
0.001	0.210	1474	0.02108	0.02367	-4.21340	0.61284	0.02010	1.12

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 63

Figure 19-6 is a plot of the mean (log estimate) for all mineralized composites vs the remaining composites. The conclusion is that the data is from the same statistical population and all composites should be used to model the remaining portion of the Mineral Resource. The previous mining did not mine a separate high-grade population that should be excluded. The economics of previous mining was primarily driven by strip ratio and not deposit grade although obviously the better grade of the upper zones would have been taken in the pit. The underground zone is not removed for modeling. The mining selectivity was at smaller scale than the 20-foot bench composites. Samples from underground drilling that would have focused on the high-grade zone were not utilized for modeling.

Figure 19-6: Plot of all mineralized composites vs remaining composites

Figure 19-7 is a lognormal histogram plot of all mineralized composites (within mineral envelopes) and shows clearly that the data follows a lognormal distribution.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 64

Figure 19-7: Lognormal histogram plot of composites in mineral envelopes

Figure 19-8 is a log-probability plot of all mineralized composites and validates the lognormal distribution. There is a low-grade tail that represents the low-grade values that could not be segregated from the mineralized population. This will be reflected as dilution in the grade model.

Figure 19-8: Log Probability Plot of all mineralized composites

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 65

19.8 Outliers and De-clustering

Based primarily on the slight break in the log-probability plot, a top-cut of 0.21 oz Au/t was selected. That is, composite values above 0.21 oz Au/t will be cut to 0.21oz Au/t during modeling. The top-cut affects 14 composites or 0.35% of the composite database. Twelve composites are between 0.21 and 0.34 opt and two are between 0.61 and 0.69 opt.

Plots of the data at various cutoff grades do not show any clustering effect. The known mineralized zones of the Briggs Mine were drilled with an attempted grid of about 100-foot spacing. Because of the steep topography, the grid is locally very variable. Also, because of existing pit and dump, the 2006 drill program had restricted access causing irregular drill spacing. An octant search was used in modeling to reduce the impact of the irregular grid.

Western Services Engineering, Inc used a moving average technique to perform an extensive evaluation for any clustering effect and found none. Clustering would be present if a disproportionately large percentage of intercepts are concentrated within a limited area of higher-grade mineralization.

19.9 Blasthole Data

As mentioned earlier, the blasthole data provided an excellent representation of the ore mineralization. Modeling ore outlines from the blast holes in section and plan provides the true ore/waste contacts that were projected into the remaining Mineral Resource. High-grade mineralization can potentially also be modeled with much better control than could be done with normal drill hole spacing. The data also provides valuable statistical (Table 19-11) and variogram information that gave confirmation to the drilling data.

Table 19-11: Statistics of blasthole data

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
All Blast Holes (8 samples above 0.8 oz Au/t excluded)
0.004	0.800	101196	0.02347	0.02931	-4.17202	0.76003	0.02255	1.25
0.007	0.800	81044	0.02806	0.03109	-3.88810	0.53792	0.02681	1.11
0.010	0.800	63648	0.03343	0.03310	-3.64210	0.39776	0.03196	0.99
0.020	0.800	38112	0.04579	0.03799	-3.25586	0.26883	0.04409	0.83
0.050	0.800	9593	0.08912	0.05514	-2.53699	0.19573	0.08724	0.62
0.100	0.800	2203	0.16781	0.06812	-1.85078	0.12201	0.16700	0.41

The blasthole data supports the validity of the exploration and development sampling at Briggs. Figure 19-9 shows a comparison of the blastholes to the composites samples used from the mined areas. The blast holes are AA-analysis and should be slightly lower than the composite values as shown in the figure.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 66

Figure 19-9: Plot of blastholes vs all 20-foot bench composites

19.10 Topographic and Interface Models

The existing topography at the Briggs Mine was well maintained in both MedSystem and AutoCAD on a monthly basis. The February 2004 surface was imported into Gemcom software as the existing topography surface. Spot checks support the accuracy of the surface. The surface imported into Gemcom did not validate and was smoothed as a surface elevation grid (SEG). The SEG is volumetrically correct but does not have detail toe and crest lines. Original topography was well documented and imported with no problems.

The as-built or mined surface proved more difficult. Several days were spent exporting surfaces from AutoCAD and MedSystem and comparing these surfaces to the blasthole data and plan maps. None of the surfaces or combination of the surfaces matched the blasthole maps. The conclusion is that the Mine Staff did not maintain an “as-mined” surface either in total or in the individual models (Gold Tooth, Main and NBR were modeled as separate deposits. Conversations with current and former employees support this conclusion. An “as-mined” surface is critical for pit future optimization but did not affect the operation. Because blasthole data is complete as either blast data or on bench maps, this was selected as the best representation of the “as-mined” pits. The blasthole data was used to model backfill areas in the new model and should produce a reasonable model for evaluation. Before any new mining is started, validation of this surface is recommended by having an experienced MedSystem and AutoCAD user reconstruct the as-mined surface as toes and crests from the string data stored for each level in MedSystem files.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 67

19.11 Variogram Analysis

Table 19-12 shows the modeling parameters used to generate the grade model. The model was generated separately for the three areas of Gold Tooth, Main (including BSU) and North Briggs (NBR).

Table 19-12: Summary of variogram parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	Azimuth/Dip Z-Direction	X-Range (ft)	Y-Range (ft)	Z-Range (ft)
Gold Tooth 1	290° / -70°	20° / 0°	110° / -20°	130	192	70
Main 1	300° / -30°	30° / 0°	120° / -60°	187	173	95
NBR 1 < 0.04	270° / -20°	0° / 0°	90° / -70°	170	170	70
NBR 1 > 0.04	270° / -20°	0° / 0°	90° / -70°	95	95	45

The variograms and parameters are shown in Figure 19-10, Figure 19-11 and Figure 19-12. The variograms were fairly straightforward for the Gold Tooth and Main zones but the NBR zone was more complex. Initial modeling runs showed the model to have significantly higher grade than the corresponding composites. Further investigation indicated a higher-grade population (+0.04 opt) with a more restrictive variogram range. A distance restriction was applied to reduce the influence of the higher-grade population.

Figure 19-10: Variograms for Gold Tooth Zone

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 68

Figure 19-11: Variograms for the Main/BSU zone

Figure 19-12: Variograms for the NBR zone

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 69

19.12 Grade Modeling Methodology

19.12.1	Resource Modeling Strategy

The objective of the work commissioned by Canyon Resources was to generate a block model incorporating assays from the 2005-2006 drilling program that would be appropriate for open pit evaluation and mine planning. The block size and sample support (20-ft bench composites) assume an open pit evaluation using 20-foot benches and in-pit cut-off grades around 0.010 ounces per ton gold (oz Au/t).

The Briggs mineralized zones are assessed as too complex and the drill spacing too irregular for creating ore-zone solids or using probability envelopes to constraint the mineralized zones. The selected methodology was a polygonal interpretation in cross section of the mineralized zones followed by projection to mining levels (20-foot benches) for final interpretation. The final geologic model is a polygonal representation of mineralized zones on each bench within the geologic framework. This polygonal interpretation is then read into a block model to control the estimation process and provide necessary geotechnical controls. The entire project is modeled together (Main, NBR and GT) rather than as separate models; however, different modeling criteria are used for each zone. The combined model will facilitate evaluation and better mine planning.

The Mineral Resource estimate includes resources at the measured, indicated and inferred level of confidence and does not represent resources that are economically feasible to mine.

19.12.2	Geologic Modeling

A polygonal model of the resource based on the 20-foot bench composites and the blasthole data was generated on east-west cross sections spaced 100 feet apart. Preliminary ore/waste outlines were completed for the 84 east-west cross sections focused on the blasthole data. The task provided an excellent feel for the geometry of the mineralized zones and provided the basis for a more detailed interpretation into the unmined areas than would be possible from the drill composites alone. The sectional model was intersected by the 20-foot benches and the polygonal model completed on bench plans (90 bench plans from 2800 to 1000-foot elevation). Finalizing the model on bench plans eliminates the parallax problems with the sectional interpretation by putting the data and model on identical planes. The polygonal model was then transferred to the block model levels with a mineralized code based on 50% of the block being within a vertical projection of the polygon through the block model level. Grade values will only be assigned to blocks with a mineralized code. Air, waste rock and backfill codes were added to the block model by use of surfaces.

19.12.3	Modeling Parameters

Table 19-13 shows the modeling parameters used to generate the grade model. The model was generated separately for the three areas of Gold Tooth, Main (including BSU) and North Briggs (NBR). Ordinary Kriging was used for all areas and two runs were made. The initial run used search distances at the variogram ranges and defines measured and indicated material. Material at the measured level of confidence was delineated from indicated by areas having a population of low kriging variance (<0.3) as determined from a probability plot. The second run used search distances at twice the variogram range along with reduced minimum composites and number of octants.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 70

Table 19-13: Summary of modeling parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	X-Search Distance-ft	Y-Search Distance-ft	Z-Search Direction-ft	Top Cut oz Au/t	Min/Max Octants	Min /Max Comps
Gold Tooth 1	290° / -70°	20° / 0°	130	192	70	0.21	2/3	3/16
Gold Tooth 2	290° / -70°	20° / 0°	260	384	140	0.21	2/2	2/16
Main 1	300° / -30°	30° / 0°	187	173	95	0.21	2/3	3/16
Main 2	300° / -30°	30° / 0°	260	340	190	0.21	2/2	2/16
NBR 1 < 0.04	270° / -20°	0° / 0°	170	170	70	0.21	2/3	3/16
NBR 2 < 0.04	270° / -20°	0° / 0°	340	340	170	0.21	2/2	2/16
NBR 1 > 0.04	270° / -20°	0° / 0°	95	95	45	0.21	2/3	3/16
NBR 2 > 0.04	270° / -20°	0° / 0°	190	190	90	0.21	2/2	2/16

19.13 Mineral Resource Summary

The estimate of remaining Mineral Resource in the Briggs Mine is shown in Table 19-14. This is an estimate of the total remaining in-situ resource in the Briggs Mine not including satellite projects such as Jackson and Cecil-R. Mineral Resource at the Measured and Indicated level of confidence is estimated as 19.214 million tons grading 0.022 oz Au/t (430,500 contained ounces gold). Additional Mineral Resource at the Inferred level of confidence is estimated at 4.366 millions tons grading 0.023 oz Au/t (98,600 contained ounces gold). The estimates do not represent economic mineralization as no mining plan is yet developed.

Table 19-14:  Mineral Resource summary for Briggs Mine

Classification	Cut-off (Oz Au/t)	Volume (Cuft /1000)	Density (T / cuft)	Tonnage (Tons/1000)	Au Grade (Oz Au/t)	Gold (Ounces)
Measured	0.010	71,749	0.082	5,883	0.024	143,500
Indicated	0.010	163,918	0.082	13,441	0.023	308,000
-UG Mined	Varied	1,354	0.082	111	0.189	20,980
Measured + Indicated	0.010	234,313	0.082	19,214	0.022	430,500
Inferred	0.010	53,241	0.082	4,366	0.023	98,600

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 71

Table 19.15 shows the remaining in-situ Mineral Resources by area at the 0.010 oz Au/t cutoff, which is the current estimate of an economic cutoff grade.

Table 19-15:  Briggs Mineral Resource by Area - May 2006 Model

AREA	Classification	Cut-off (oz Au/t)	Volume (Cuft/1000)	Density (T/cuft)	Tonnage (Tons/1000)	Grade (oz Au/t)	Gold (Ounces)
GT		0.010	10,814	0.082	887	0.031	27,400
Main		0.010	53,871	0.082	4,417	0.022	97,000
NBR	MEASURED	0.010	7,064	0.082	579	0.033	19,100
TOTAL		0.010	71,749	0.082	5,883	0.024	143,500

GT		0.010	47,171	0.082	3,867	0.026	102,000
Main		0.010	93,425	0.082	7,661	0.020	153,200
NBR	INDICATED	0.010	21,968	0.082	1,801	0.018	31,800
TOTAL		0.010	162,564	0.082	13,330	0.022	287,000

GT		0.010	57,985	0.082	4,754	0.027	129,400
Main	MEASURED	0.010	147,296	0.082	12,078	0.021	250,100
NBR	PLUS	0.010	29,032	0.082	2,381	0.021	50,900
TOTAL	INDICATED	0.010	234,313	0.082	19,214	0.022	430,500

GT		0.010	18,231	0.082	1,495	0.019	29,100
Main		0.010	17,132	0.082	1,404	0.022	30,800
NBR	INFERRED	0.010	17,876	0.082	1,465	0.026	38,700
TOTAL		0.010	53,241	0.082	4,366	0.023	98,600

Table 19.16 shows the estimate by grade ranges within the mineral resource. This is the total material within the mineralized envelopes. The <0.010 material is reported because mining may not be able to separate the material, which ends up as dilution. The higher-grade cutoffs are included for information but it must be remembered that the ability to segregate this material may not be possible during mining. Also, the reliability of the estimate decreases at higher cutoff grades.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 72

Table 19-16: Estimate of Mineral Resource by grade ranges

Classification	Cut-off (oz Au/t)	Volume (Cuft/1000)	Density (T/cuft)	Tonnage (Tons/1000)	Grade (oz Au/t)	Gold (Ounces)
INSITU	0.001	77,554	0.082	6,359	0.023	147,600
MEASURED	0.007	77,164	0.082	6,327	0.023	147,400
CUMULATIVE	0.010	71,749	0.082	5,883	0.024	143,500
	0.015	54,541	0.082	4,472	0.028	125,600
	0.020	34,051	0.082	2,792	0.034	96,300
	0.030	15,242	0.082	1,250	0.047	59,000
	0.050	4,545	0.082	373	0.069	25,800
	Total	77,554	0.082	6,359	0.023	147,600

INSITU	0.001	185,028	0.082	15,172	0.020	302,900
INDICATED	0.007	183,660	0.082	15,060	0.020	302,200
CUMULATIVE	0.010	162,564	0.082	13,330	0.022	287,000
MINUS	0.015	113,439	0.082	9,302	0.025	236,400
UG MINED	0.020	70,634	0.082	5,792	0.030	175,400
	0.030	28,295	0.082	2,320	0.039	91,200
	0.050	6,931	0.082	568	0.068	25,400
	Total	185,028	0.082	15,172	0.021	302,900

INSITU	0.001	262,582	0.082	21,532	0.021	450,500
MEASURED	0.007	260,823	0.082	21,387	0.021	449,500
AND	0.010	234,313	0.082	19,214	0.022	430,500
INDICATED	0.015	167,980	0.082	13,774	0.026	361,900
CUMULATIVE	0.020	104,685	0.082	8,584	0.032	271,700
MINUS	0.030	43,536	0.082	3,570	0.042	150,300
UG MINED	0.050	11,476	0.082	941	0.068	51,100
	Total	262,582	0.082	21,532	0.021	450,500

INSITU	0.001	60,636	0.082	4,972	0.021	103,800
INFERRED	0.007	60,260	0.082	4,941	0.021	103,600
CUMULATIVE	0.010	53,241	0.082	4,366	0.023	98,600
	0.015	37,281	0.082	3,057	0.027	82,300
	0.020	23,580	0.082	1,934	0.032	62,800
	0.030	8,652	0.082	709	0.047	33,400
	0.050	2,467	0.082	202	0.075	15,200
	Total	60,636	0.082	4,972	0.021	103,800

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 73

19.14 Model validation

In addition to the visual checking grades in the block model against the composite values, comparisons to other estimation methods were done along with a comparison to previous mining.

19.14.1	Model Comparison to Previous Mining

The grade model was completed for the entire project before mining and the mined portion was compared against production. Table 19-17 shows the comparison to production from the open pit.

Table 19-17: Comparison of May 2006 Model with Open Pit Production

Category	Cut-off	Ore (Tons/1000)	Au-opt	Ounces Gold	Waste (Tons/1000)	Strip Ratio
Ore Estimate	0.015	25,054	0.031	773,518	58,175	2.322
Mined	Variable	23,600	0.031	733,850	51,600	2.186
Difference	-	1,454	0	39,668	6,575	0.136
%Difference	-	6.16%	0.00%	5.41%	12.74%	6.20%

The model shows 6.16% more ore tons and 5.41% more ounces gold than the recorded production, which is well within the accuracy of modeling. The model shows 12.74% more waste tons than reported by production. The comparison of model to production is considered reasonable and supports the use of the grade model for mine planning. Several factors affect the accuracy of the comparison.

1)	Cut-off grade was variable during the Briggs production cycle.
2)	Density measurement is normally considered accurate to only about 5%.
3)	There is no confirmation of alluvium density factors.

19.14.2	Model comparison to Composites

A comparison of the in-situ Au grade model was compared to the in-situ 20-foot bench composites. If the drilling were a random, evenly spaced sampling of the deposit, the composites and model values should be similar. Figure 1 shows a grade tonnage plot of the Mineral Resource estimate along with the composites scaled to a percentage of the model tons (all composites equal the model tons at the 0.001 cut-off grade).

The curves seem reasonable. The model tons match the composite distribution closely, which means that the proportion of composites intervals closely matches the model distribution. The grade of the model is lower at increasing cut-off grades reflecting the high-grade cut to 0.21 oz Au/t, the high-grade distance (+0.04 opt) restriction in the NBR zone and the smoothing effect of kriging.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 74

Figure 19-13: Grade tonnage curve of Mineral Resource compared to composites

As additional model validation, an inverse distance squared model (IDP2) and a nearest neighbor model were generated. The IDP2 model was generated with the same parameters as the Kriging model and closely matches the results. The nearest neighbor model was created from all the data with oriented searches and validates the polygonal concept giving very similar shapes as the plan polygons.

19.14.3	Comparison of Kriging to IDP2 Method

As a validation of the Kriging methods, an inverse distance squared (IDP2) model was generated for comparison. The IDP2 model used the same search parameters as the Kriging model but the weighting was based on the inverse distance square of the composite sample. The IDP2 model was within the same mineralized envelope as the Kriging model so total tons will be the same. Table 19-18 shows the comparison for the models of the in-situ material at the 0.007 oz Au/t cutoff.

Table 19-18: Comparison of Kriging model to IDP2 model

Category	Cut-off	Ore (Tons/1000)	Au-opt	Contained Ounces Gold
IDP2 Model	0.007	26,114	0.022	578,545
Kriged Model	0.007	26,440	0.022	574,165
Difference	-	-326	0	4,380
%Difference	-	-1.23%	0.00%	0.76%

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 75

The grade tonnage curves for the comparative models are shown in Figure 19-14. The curves are very similar with the IDP2 model showing slightly more tons at the lower cutoff grades.

Figure 19-14: Grade tonnage curve for Kriging vs IDP2 models

19.14.4	Comparison of Kriging Model to Nearest Neighbor Model

As a validation of the polygonal approach, a nearest neighbor model (NN) was generated for comparison. The NN model was done completely independent of the mineralized envelopes and was developed to test that the data conformed to the polygonal assumptions. Because of the variable direction and locally narrow trends to the mineralization within the Briggs Mine, exact duplication is not expected. Visually the shapes created by the model conformed to the polygons. Table 19-19 shows a comparison of the total mineral resource between the Kriging and NN models at the 0.007 cutoff. The NN model has 31% fewer tons with a 17.4% higher grade. The result is reasonable given the complex mineral distribution at Briggs and demonstrates the need for the polygonal interpretation.

Table 19-19: Comparison of Kriging model to IDP2 model

Category	Cut-off	Ore (Tons/1000)	Au-opt	Contained Ounces Gold
NN Model	0.007	39,806	0.029	1,150,306
Kriging Model	0.007	57,644	0.025	1,419,321
Difference	-	-17,838	0	-269,015
%Difference	-	-30.95%	17.37%	-18.95%

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 77

19.15 Geological Design Parameters

Although the Mineral Resource estimate does not represent a reserve, several assumptions relative to open pit mining have been made.

1)
Block size - The model has block dimensions of 20x25x20 feet appropriate for open pit mining with equipment previously used at the CR Briggs Mine. The block size is appropriate to the drill spacing of about 100 feet although at the lower limit for optimal Kriging.

2)
Dilution and Ore Loss - Based on the blasthole analysis, ore/waste contacts are fairly sharp within the 15-foot spacing of the blastholes. Grade is variable within the mineralized zone but the mineralized contact is fairly abrupt. Contacts occur both laterally and horizontal with controls being both high-angle and flat-dipping structures. The 20-foot bench composites should provide the appropriate amount of mining dilution to the model. The dilution is confirmed by the excellent check between the model using the 20-foot bench composites and previously mined ore.

3)
Cutoff Grade - Mineral Resource is reported at a 0.010 oz Au/t cutoff grade. This grade is derived from updated historical mining costs for run-of-mine (ROM) ores and a current gold price of $500 per ounce. The cutoff using the crushing process cost is also calculated at 0.011 oz Au/t. Recovery used in the calculations if 65% or ROM and 75% for crushed material. The actual recovery for material placed on the pads for the life of mine is 77%, which includes ROM, oxide and sulfide material at various cutoff grades.

Cutoff = ((ROM process cost + G&A cost) / (recovery * payable Au price * payable %)
Cutoff = (($1.80 + $0.45) / (0.65 * $497 * 0.95)
Cutoff = 0.0073 oz Au/t

Cutoff = ((crush process cost + G&A cost) / (recovery * payable Au price * payable %)
Cutoff = (($3.68 + $0.45) / (0.75 * $497 * 0.95)
Cutoff = 0.0117 oz Au/t

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 78

20.0 OTHER RELEVANT DATA AND INFORMATION

The Briggs Mine operated during the period starting in January 1996 and ceased mine production in April 2004. This section describes the operating practices that were used during this period. Future development will depend on the results of feasibility work currently underway by Canyon.

20.1 Mining

In 1997, the first full year of mining, a total of 9.3 million tons of material was mined. Production increased to a peak of 11.5 million tons in 2001. Mine production came from three pits that are in close proximity to each other along the Panamint Range front - North Briggs, Main Briggs, and Gold Tooth. A final strip ratio for the open pit mining, during this period, was 2.2:1.

Benches, 20 feet in height, were drilled with rotary blasthole drills on a 15-foot square grid. The 6.75-inch diameter holes were drilled to a depth of 23 feet allowing three feet of sub-drill to adequately break the toe. A 0.25-pound explosive charge of water gel (a booster) was attached to an 18-grain detonating cord down line and is lowered to the bottom of the hole. Once the hole had been primed, a pneumatic drill truck filled the holes with blasting agent composed of ammonium nitrate and fuel oil (ANFO). Once the holes were loaded and back-filled with drill cuttings, the holes are connected together using non-electric surface delay detonators. A timed delay between firing of adjacent holes reduced the energy released at any one time and is necessary to minimize damage to the pit wall. When the holes are “tied in”, a shock-tube line was laid out to a safe location. The blasting sequence commences once the pit was cleared.

Loading was accomplished with 13-cubic yard capacity wheel loaders. These loaders can load a 85-ton haul truck, in less than two minutes, with four passes (buckets of rock). A fleet of seven 85-ton (Caterpillar 777) haulage trucks transported ore to the crusher or leach pads. Waste material was transported to nearby overburden piles.

20.2 Ore Control

Ore zone determination was accomplished by interpolation of the 15-foot spaced blast hole assay values. Samples were collected for each blasthole using a through-the-deck rocket sampler. Approximately 5 pounds of drill cuttings were collected from each blasthole and were assayed for total gold using fire assay methods for most of the holes drilled. Drill hole locations were surveyed before blasting and were matched with the assay value. The assay values were then plotted on bench maps and the ore waste lines interpreted manually. Polygons with minable shapes were drawn around the ore blocks that were then staked in the pit and mined appropriately.

20.3 Processing

The Briggs Mine used both crushing and run of mine heap leaching to recover the gold in the ore. The heap leach pads are double lined with total heap height reaching 180 feet, consisting of up to six 30-foot lifts or layers. Each layer is leached for an initial duration of about 90 days. Subsequent lifts are placed above these inactive ores and leached. The leach solution passing down through the resting ore will collect the residual gold along with the gold recovered through the primary leaching of the topmost ore heap. Crushing was to 80% minus ¼-inch with recoveries of 72% to 84%. In 2002, the crusher circuit was deactivated. Recovery from the ROM material is estimated at 65% but with improved total cost.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 79

Leach solution is applied to ores using a matrix of drip-emitter tubing. The emitter tubing distributes the leach solution evenly over the top of the heap. The emitters are spaced on thirty-inch centers and buried at a depth of 18 inches to eliminate any ponding and to minimize evaporation. Typically there is between one million square feet under leach, for an application rate of between 0.003 and 0.004 gallons per minute per square foot.

The gold solutions draining from the heaps flow to the pregnant pond. The pregnant pond is fitting with a floating cover to protect wildlife and also minimize solution evaporation. From the pregnant pond the solution is pumped to two sets of up-flow 5-stage vertical carbon columns at a combined rate of 3,000 gallons per minute. The columns each hold a total of 10 tons of carbon, 2 tons per stage for a combined total of 20 tons. The carbon adsorbs the gold from the leach solution. As the carbon removes the gold from the pregnant solution, the solution becomes barren of gold, i.e. barren solution. The barren solution is returned to the leach pads and then distributed over the heaped ore, continuing the leach solution cycle between the leach pad and the gold recovery carbon columns. The carbon is removed from the top columns when the gold loading is between 60 and 80 oz Au per ton.

Gold is removed from the carbon using a pressurized hot cyanide-caustic strip solution process. The gold laden strip solution flows into electrowinning chambers where the gold is deposited on stainless steel mesh cathodes. The strip solution is recycled to continue stripping gold from the carbon. The carbon transfer cycle links the gold recovery solution cycle to the production of gold dore. The gold deposits on stainless steel wire mesh as ”sludge". Periodically, the sludge is removed from the cathodes. The sludge is dried, mixed with flux and smelted into gold dore. The Briggs Mine refinery produces a typical dore of 70% gold and 20% silver.

20.4 Reclamation

The Briggs Mine is currently not active and has initiated portions of the formal closure or reclamation activities. The closure and reclamation plan has been developed to comply with the California Code of Regulations, Bureau of Land Management guidelines, the Conditional Use Permit Requirements with Inyo County, and the Surface Mining and Reclamation Act. Closure and reclamation at the Briggs Mine will be performed for complete decommission of the associated mining facilities, and to enhance a self-supporting ecosystem that will provide for the post-mine land uses of wildlife habitat, mineral exploration, and recreation. The plan has been developed to achieve the following objectives:

1)	Ensure public safety, reduce or eliminate adverse environmental impacts, and to provide visual compatibility with the surrounding landscape;

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 80

2)	Return site areas to be reclaimed, such as plant and administration areas, to a condition similar to that existed prior to commencement of mining activities;

3)	Re-establish a stable environment that will support a diverse self-sustaining vegetation community consistent with the land use objectives;

4)	Minimize off-site impacts by controlling infiltration, erosion and sedimentation.

Some of the reclamation activities that have been completed include re-contouring, topsoil placement and broadcast seeding of the north and south waste rock sites, scarifying and broadcast seeding of compacted surfaces to encourage plant growth, minimizing waste rock disposal sites by dumping waste in mined areas of the open pits. In addition, the top 3-4 benches of the Heap Leach Pad have been smoothed to the stipulated 3H: 1V slope angle, which leaves only the bottom 2 benches to be smoothed once final drain down is accomplished.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 81

21.0 INTERPRETATION AND CONCLUSIONS

The Briggs Mine operated between January 1996 and April 2004 but continues to recover gold from the heaps. Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740 thousand ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste has been mined, indicating an overall stripping ratio of 2.186:1 over the life of the mine. Nearly 554 thousand ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $306 per ounce recovered.

A total of 61 additional drill holes were completed during the 2005-2006 drilling campaign taking the drill hole database to 758 drill holes. The objective of the drilling was to better delineate the mineralization around the previously mined pits. The drilling has successfully expanded the estimate of Mineral Resource for the project at similar grades to that previously mined.

The estimate for Mineral Resource in the Briggs Mine project (remaining in-situ resource not including satellite projects such as Jackson and Cecil-R) at the Measured and Indicated level of confidence is 19.214 million tons grading 0.022 oz Au/t (430,500 contained ounces gold). Additional Mineral Resource at the Inferred level of confidence is estimated at 4.366 millions tons grading 0.023 oz Au/t (98,600 contained ounces gold). The estimates do not represent a resource that is economically feasible to mine as no mining plan is yet developed. The success of the drilling and the increased price of gold suggest that additional material can be mined at Briggs.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 82

22.0 RECOMMENDATIONS

The initial recommendation is to complete a reserve evaluation as part of a preliminary feasibility study to re-open the Briggs Mine. Canyon is currently completing this phase of work. Assuming positive results of the reserve evaluation, the following work is recommended relative to improving the Mineral Resource estimate.

1)
Geologic information to include lithology, sulfide percentage and cyanide-soluble gold assays should be added to the database. About 30 man-days are estimated to code and enter the data at a cost of about $20,000.

2)
The sulfide content and cyanide-soluble assays should be used to construct a metallurgical recovery model. The detailed information could enhance the pit design as average and conservative recoveries are currently used. Depending on whether the model could be generated as surfaces or by block modeling, about 4-6 man-days are estimated at a cost of about $3,000.

3)
Detailed digital maps should be constructed for the existing topography and as-mined surfaces at Briggs. The surfaces used in the current study are adequate for volumetric estimates but do not have the detailed toe and crest information need for detailed mine planning. The information exists as monthly AutoCAD and MedSystem updates. The project could be undertaken as an initial task as engineers are hired in the pre-production phase. The task is estimated to require about 30 man-days for an experienced AutoCAD and MedSystem user. The cost would be around $30,000 for a consultant.

4)
Underground mining was done at North Briggs on mineralization controlled by a sub-horizontal fault. The underground ore graded around 0.2 oz Au/t. Similar grade mineralization occurs along the sub-vertical Gold Tooth fault near the Gold Tooth pit. The mineralization is observable in blast holes as a one to two blasthole wide zone grading more than 0.2 oz Au/t and in the drill intercepts along the Gold Tooth structure. Blasthole variograms indicate a range around 70 feet both along strike and down dip meaning that the current 100-foot drill spacing should be tightened to a 50 to 70-foot pattern for areas of underground interest. Design of drill holes should be done after the Gold Tooth pit expansion design is complete as much of the high-grade zone could be within the design.

5)
Additional drilling is not recommended for the area of Inferred Mineral Resource until the pit design work is completed. Much of this resource is in narrow extensions both horizontal and vertical away from the main centers of mineralization and may not be within a pit design. Any additional drilling should be focused on key areas that drive the pit rather than drilling areas of Inferred Mineral Resource. The 100-foot spacing is adequate for areas of Measured and Indicated Mineral Resource.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 83

23.0 REFERENCES

Western Services Engineering, Inc., 1993, The Briggs Gold Project, Ore Reserve Feasibility Study, Prepared for Canyon Resources Corporation

CR Briggs Engineering, 1997-2004, Monthly Engineering Reports

Fleshman, Bill, 2006, BF-43-101.doc, Microsoft Word document on 2005-2006 drill programs at Briggs Mine

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 84

24.0 DATE AND SIGNATURE PAGE

John D Taylor, Geological Engineer
217 W Canfield Ave, Coeur d’Alene, ID 83815
Telephone: (208) 769-4121
Email: jtaylor828@yahoo.com

CERTIFICATE OF AUTHOR

I, John D Taylor, P. Eng., do hereby certify that:

1.  At the time of this report, I was working as an independent Consulting Engineer with a business address as:
John D Taylor
Geological Engineer
PO Box 70113
Reno, NV 89570

2.  I graduated with a Bachelor’s degree in Geological Engineering from the Montana School of Mineral Science and Technology in 1971. I also graduated with a Master’s degree in Geological Engineering from the University of Arizona in 1974.

3. I am a Registered Professional Engineer (Geological Branch) in the state of Arizona (#12944) and a Registered Member of the Society of Mining Engineers (#3184700RM).

4. I have worked as a geologist and engineer for a total of 32 years since my graduation from university.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-10 1 (“NI 43-10 1”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report on the Briggs Mine Project, Inyo County, California, USA and dated July 11, 2006 (the “Technical Report”) relating to the CR Briggs property. I visited at the CR Briggs mine site from February 27, 2006 until March 15, 2006 for the duration of 17 days. I again visited at the CR Briggs mine site from on March 23, 2006 until May 3, 2006 for the duration of 12 days. I edited the report on October 27, 2007.

7. I have had prior involvement with the property that is the subject of this Technical Report. The nature of my prior involvement was two separate site visits during the active mining operation as part of due-diligence reviews.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 85

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-10 1 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th day of July 2006.
Edited this 27th day of October 2007.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 86

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

A description of the previous mining operation is given in Section 20. Any future mining would be expected to use similar methods and have similar recovery and costs; however, reserve and feasibility work are in progress and no mine plan is yet developed.

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 87

26.0 APPENDIX A - LIST OF CLAIMS

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PN 1-15	89	437-451	220155-220169
AMS 1-3	83	4556-4558	133914-133916

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
BRIGGS 1-6	91	3369-3374	246346-246351
KEN 3	91	2118	244875
MK 5-7	85	2310-2312	168017-168019
MK 8	89	1951	224950
MK 10-14	89	1953-1957	224952-224956
WTL 6-14	85	272-280	164557-164565
WTL 22-23	85	288-289	164573-164574
WTL 29-30	85	290-291	164575-164576
WTL 32	85	293	164578
WTL 34	85	295	164580
PN 1-13	89	388-400	220106-220118
PN 43-47	89	430-434	220148-220152
PN 154-158	89	3357-3361	225768-225772
PN 182-185	89	3375-3378	225796-225799
PN 258-262	89	3451-3455	225872-225876

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 88

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PAN 9-22	25	806-819	28364-28377
PAN 26-32	125	823-829	28381-28387
PAN 35	125	832	28390
PAN 37-38	125	834-835	28392-28393
PAN 46-47	125	837-838	28395-28396
PAN 101	126	181	33613
PAN 102-114	126	158-170	33614-33626
PAN 118-123	126	174-179	33630-33635
PN 284-286	89	3477-3479	225898-225900
PN 431-432	89	3535-3536	225956-225957
PN 439	89	3543	225964

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	INYO CO DOC #	LOCATION DATE	BLM NO. (CAMC)
MP 1-12	2006-1006-1017	1/21/2006	285111-285122
CECIL 1-39	2006-967-1005	1/23-24/2006	285126-285164

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 89

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

			1ST AMENDMENT		2ND AMENDMENT
CLAIM NAME	BOOK	PAGE	BOOK	PAGE	BOOK	PAGE	BLM NO. (CAMC)
Argonaut 1	58	527	126	197	92	1638	1725
Argonaut 2	58	528	126	198	92	1637	1724
Argonaut 3	58	529	126	199	92	1251	1726
Argonaut 4	58	530	126	200			1728
Argonaut 5	58	531	126	201	92	1636	1727
Argonaut 6	58	532	126	202			1729
Argonaut 7	58	533	126	203	92	1253	1730
Argonaut 8	58	534	126	204	92	1254	1731
Argonaut 9	58	535	126	205	92	1255	1744
Argonaut 10	59	245	126	206	92	1256	1732
Argonaut 11	108	719	126	207	92	1635	1743
Argonaut 12	108	720	126	208			1742
Argonaut 13	108	721	126	209			1734
Argonaut 14	108	722	126	210			1735
Argonaut 15	108	723	126	211			1741
Argonaut 16	111	868	126	212			1740
Argonaut 17	111	870	126	213			1739
Argonaut 18	111	872	126	214			1738
Argonaut 19	111	874	126	215			1737
Argonaut 20	111	876	126	216	92	1639	1736

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 89

The following unpatented mining claims are owned by Keith Kummerfeld, et. al., whose address is 645 Union Street, Encinitas, California 92024 and are located in Sections 14 and 23; Twp. 22 South, Range 44 East, MDB&M, Inyo County, California.

			AMENDED
CLAIM NAME	BOOK	PAGE	BOOK	PAGE	BLM NO. (CAMC)
CECIL R 1	108	315	92	1414	38478
CECIL R 2	108	316			38479
WTL 1	117	300			38477
WTL 2	117	301			38476
WTL 3	117	302			38475
WTL 4	117	303			38474
WTL 5	117	304	92	1640	38473
WTL 24	117	323			38466
WTL 25	117	324			38465
WTL 26	117	325			38464
WTL 27	117	326			38463
WTL 28	117	327			38462

The following patented mining claims and millsite are owned by Merrill Womach, whose address is 122 East Montgomery Street, Spokane, WA 99207 and are located in portions of Sections 26 and 35, Township 22 South, Range 44E, M.D.M., Inyo County, California.

PATENTED CLAIM NAME	MINERAL SURVEY NUMBER
Comet	4556 A
Shooting Star	4556 A
Scotchman Millsite	4556 B

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 90

27.0 APPENDIX B - ILLUSTRATIONS (PLANS AND CROSS SECTIONS)

Figure 27-1: Mineralized polygons on 1800 level

12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X
14000.0X
North
2000 Feet

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 91

Figure 27-2: Mineralized polygons on 1700 level

12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X
North
2000 Feet

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 92

Figure 27-3: Mineralized polygons on 1600 level

12000.0Y
10000.0Y
8000.0Y
6000.0Y
North
2000 Feet
10000.0X
12000.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 93

Figure 27-4: Mineralized polygons on 1500 level

2000 Feet
North
12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 94

Figure 27-5: Mineralized polygons on 1400 level

12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X
2000 Feet
North

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 95

Figure 27-6: Mineralized polygons on 1300 level

2000 Feet
North
12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 96

Figure 27-7: Mineralized polygons on 1200 level

2000 Feet
North
12000.0Y
10000.0Y
8000.0Y
6000.0Y
10000.0X
12000.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 97

Figure 27-8: East-west section at 12,900N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 98

Figure 27-9: Mineralized polygons on east-west section at 12,500N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
Underground Workings
As-mined Rock
0 100 feet 500

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 99

Figure 27-10: Mineralized polygons on east-west section at 12,000N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300
10500.0 E
11000.0 E
11500.0 E
2200.0Y
2000.0Y
1800.0Y
1600.0Y
1400.0Y
1000.0X
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X
2600.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 100

Figure 27-11: Mineralized polygons on east-west section at 11,400N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 101

Figure 27-12: Mineralized polygons on east-west section at 11,000N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300
2400.0Y
2200.0Y
2000.0Y
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
10500.0 E
11000.0 E
11500.0 E
12000.0 E

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 102

Figure 27-13: Mineralized polygons on east-west section at 10,500N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 103

Figure 27-14: Mineralized polygons on east-west section at 10,000N - looking north

Original Topography
As-mined Rock
Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
0 100 feet 300
10500 0 E
11000 0 E
11500 0 E
12000 0 E
2200.0Y
2000.0Y
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
800.0Y
800.0X
1000.0X
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X
2600.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 104

Figure 27-15: Mineralized polygons on east-west section at 9,500N - looking north

10000.0 E
10500.0 E
11000.0 E
11500.0 E
12000.0 E
Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
2000.0Y
1500.0Y
1000.0Y
0
100
feet
500
1000.0X
1500.0X
2000.0X
2500.0X
3000.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 105

Figure 27-16: Mineralized polygons on east-west section at 9,000N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300
10500.0 E
11000.0 E
11500.0 E
12000.0 E
2000.0Y
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X
2600.0X
2800.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 106

Figure 27-17: Mineralized polygons on east-west section at 8,500N - looking north

Original Topography
As-mined Rock
Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
0
100
feet
300
2000.0Y
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
11000.0 E
11500.0 E
12000.0 E
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X
2600.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 107

Figure 27-18: Mineralized polygons on east-west section at 8,000N - looking north

10500.0 E
11000.0 E
11500.0 E
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
800.0Y
Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300
1000.0X
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X
2600.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 108

Figure 27-19: Mineralized polygons on east-west section at 7,500N - looking north

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 109

Figure 27-20: Mineralized polygons on east-west section at 7,000N - looking north

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 110

Figure 27-21: Mineralized polygons on east-west section at 6,500N - looking north

Original Topography
As-mined Rock
Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
0
100
feet
300
10500.0 E
11000.0 E
11500.0 E
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
800.0Y
800.0X
1000.0X
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
2200.0X
2400.0X

John D Taylor, Geological Engineer	July 11, 2006

Technical Report on the Briggs Mine Project, Inyo County, California, USA	Page 111

Figure 27-22: Mineralized polygons on east-west section at 6,000N - looking north

Drillhole – oz Au/t
0.006-0.010
0.010-0.020
0.020-0.050
0.050-0.100
0.100-1.00
Original Topography
As-mined Rock
0
100
feet
300

John D Taylor, Geological Engineer	July 11, 2006